Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business/Financial Editors:
     Scotiabank Reports Fourth Quarter and Full Year Results

     <<
     Fiscal 2008 highlights (year over year)

     -  Earnings per share (diluted) of $3.05 versus $4.01, includes $0.82 from writedowns
     -  Net income of $3.14 billion, down from $4.05 billion, includes $822 million from writedowns
     -  ROE of 17%, versus 22%
     -  Annual dividends per share increased 10% to $1.92
     -  Tier 1 capital ratio of 9.3%, the same as last year

     Fourth Quarter Highlights (versus Q4, 2007)

     -  Earnings per share (diluted) of $0.28, down from $0.95, includes $0.65 from writedowns
     -  Net income of $315 million, compared to $954 million, includes $642 million from writedowns
     -  ROE of 6%, versus 21%
     -  Quarterly dividend of $0.49, a 9% increase from last year and the same level as last quarter
     >>

     TORONTO, Dec. 2 /CNW/ - Scotiabank today reported full-year earnings of
$3.14 billion compared to $4.05 billion last year. The 2008 results were marked by solid core earnings in Canadian Banking, International Banking and
Scotia Capital, partially offset by writedowns related to volatile global financial markets. Earnings per share (EPS) (diluted) were $3.05 compared to
$4.01 in 2007. Return on Equity (ROE) was 17%.
     Net income for the quarter ended October 31, 2008, was $315 million versus $954 million for the same period last year due to charges of $642 million after tax relating to the Lehman Brothers bankruptcy and valuation adjustments, a result of unprecedented volatility in global financial markets.
Excluding these charges, we delivered solid core results as net income was flat year over year. EPS (diluted) was $0.28, versus $0.95 for the same period last year, with writedowns this quarter of $0.65 per share.
     "Clearly, 2008 was a difficult year, particularly with the writedowns we took in the fourth quarter. While Canadian banks have fared better than their counterparts in other parts of the world, none of us have been immune to the forces buffeting global markets," said Rick Waugh, President and CEO.
"However, our strategy of diversifying across geographies, business lines and products continues to serve us well and gives us the strength of diversified revenue streams. Our three growth platforms - Canadian Banking, International
Banking and Scotia Capital - demonstrated sustainable core earnings and the outlook for our business lines remains solid.
     "The Bank's full-year results reflect a strong increase in average asset levels of $52 billion, or 13%, with contributions from all major business lines. Year over year, Canadian Banking's average assets grew by $21 billion or 14%, International Banking saw growth of $13 billion or 20% and Scotia
Capital's average assets grew by $12 billion or 8%.
     "Canadian Banking, which includes Wealth Management and Commercial
Banking, had a good year, with market share growth in total personal lending and deposits, mutual funds and small business, along with strong volume growth in mortgages and commercial banking. The division's success reflected broad-based organic growth as well as the impact of acquisitions, including
Dundee Bank and E(x)Trade Canada.
     "Our solid results in International Banking reflected the impact of the acquisition of Banco del Desarrollo in Chile, and particularly strong growth in Peru. Mexico had strong retail loan growth, but was impacted by increased loan losses, particularly in credit cards, and a higher tax rate, as tax loss carry forwards were fully utilized in 2007.
     "Scotia Capital's underlying performance was remarkably good, despite charges on certain structured credit instruments, settlement losses on the
Lehman Brothers bankruptcy and generally weak capital markets. Highlighting the strength of the division's diversification were record performances in our foreign exchange, precious metals, ScotiaWaterous and fixed income businesses.
In addition, there was good volume growth in lending with minimal credit losses.
     "Overall, our assets remain in good shape and are well diversified. They are monitored and stress-tested continuously and are well within our risk tolerances.
     "Despite challenging conditions, the overall strength of our capital and core earnings continues to allow us to generate sustainable dividends for shareholders. This year, we announced two quarterly dividend increases, with dividends for the year totaling $1.92, an increase of 10% over 2007. Our dividend remains well supported by both our earnings and high capital levels, which remain strong by global standards.
     "I also want to congratulate our employees for providing dedicated service to our customers," Mr. Waugh added. "It is through their efforts that we have been able to deliver solid core earnings this year, and we must ensure in times like these that we continue to provide our customers with the service, advice and products they need.
     "The financial sector and the global economy will likely continue to experience significant uncertainty in 2009. However, Scotiabank's diversity -
by business line, by product and by geography, including our presence in higher-growth emerging markets - leads us to anticipate moderate overall growth for the Bank in 2009.
     "As we manage through these challenging times, we remain focused on our priorities: driving sustainable revenue growth; dynamic capital management, which means maintaining a strong capital position while seeking select strategic growth opportunities and providing our shareholders with consistent returns; and, continuous development of leadership at all levels of the organization. In 2009, we will be emphasizing two of our traditional strengths as key additional priorities: risk management and expense control. These priorities will be key success factors in the current environment.
     "With this clear focus - and by effectively executing our strategies - we will be able to achieve our combined goals and objectives both in 2009 and beyond."

     <<
     Financial Highlights
                                          As at and for               For the
                                     the three months ended        year ended
     -------------------------------------------------------------------------
                                  October     July  October  October  October
                                       31       31       31       31       31
     (Unaudited)                     2008     2008     2007     2008     2007
     -------------------------------------------------------------------------
     Operating results ($ millions)
     Net interest income            1,941    1,946    1,716    7,574    7,098
     Net interest income (TEB(1))   2,036    2,049    1,932    7,990    7,629
     Total revenue                  2,491    3,374    3,078   11,876   12,490
     Total revenue (TEB(1))         2,586    3,477    3,294   12,292   13,021
     Provision for credit losses      207      159       95      630      270
     Non-interest expenses          1,944    1,889    1,792    7,296    6,994
     Provision for income taxes         2      287      204      691    1,063
     Provision for income
      taxes (TEB(1))                   97      390      420    1,107    1,594
     Net income                       315    1,010      954    3,140    4,045
     Net income available
      to common shareholders          283      978      938    3,033    3,994
     -------------------------------------------------------------------------
     Operating performance
     Basic earnings per share ($)    0.28     0.99     0.95     3.07     4.04
     Diluted earnings per share ($)  0.28     0.98     0.95     3.05     4.01
     Return on equity(1) (%)          6.0     21.0     21.0     16.7     22.0
     Productivity ratio (%) (TEB(1)) 75.2     54.3     54.4     59.4     53.7
     Net interest margin on total
      average assets (%) (TEB(1))    1.68     1.79     1.87     1.75     1.89
     -------------------------------------------------------------------------
     Balance sheet information
      ($ millions)
     Cash resources
      and securities              125,353  124,079  118,030
     Loans and acceptances        300,649  283,742  238,685
     Total assets                 507,625  462,407  411,510
     Deposits                     346,580  332,469  288,458
     Preferred shares               2,860    2,560    1,635
     Common shareholders' equity   18,782   18,801   17,169
     Assets under administration  203,147  207,433  195,095
     Assets under management       36,745   37,842   31,403
     -------------------------------------------------------------------------
     Capital measures(2)
     Tier 1 capital ratio (%)         9.3      9.8      9.3
     Total capital ratio (%)         11.1     11.5     10.5
     Tangible common equity to
      risk-weighted assets(1) (%)     7.3      7.6      7.2
     Risk-weighted assets
      ($ millions)                250,591  225,801  218,337
     -------------------------------------------------------------------------
     Credit quality
     Net impaired loans(3)
      ($ millions)                  1,191    1,009      601
     General allowance for
      credit losses ($ millions)    1,323    1,323    1,298
     Net impaired loans as a %
      of loans and acceptances(3)    0.40     0.36     0.25
     Specific provision for credit
      losses as a % of average loans
      and acceptances (annualized)   0.29     0.23     0.16     0.24     0.13
     -------------------------------------------------------------------------
     Common share information
     Share price ($)
       High                         51.55    52.51    53.49    54.00    54.73
       Low                          35.25    41.95    46.70    35.25    46.70
       Close                        40.19    49.98    53.48
     Shares outstanding (millions)
       Average - Basic                990      989      983      987      989
       Average - Diluted              994      994      991      993      997
       End of period                  992      990      984
     Dividends per share ($)         0.49     0.49     0.45     1.92     1.74
     Dividend yield (%)               4.5      4.1      3.6      4.3      3.4
     Market capitalization
      ($ millions)                 39,865   49,475   52,612
     Book value per
      common share ($)              18.94    18.99    17.45
     Market value to
      book value multiple             2.1      2.6      3.1
     Price to earnings multiple
      (trailing 4 quarters)          13.1     13.4     13.2
     -------------------------------------------------------------------------
     Other information
     Employees                     69,049   62,209   58,113
     Branches and offices           2,672    2,557    2,331
     -------------------------------------------------------------------------
     (1) Non-GAAP measure. Refer to Non-GAAP measures section of this press release for a discussion of these measures.
     (2) Effective November 1, 2007, regulatory capital ratios are determined in accordance with Basel II rules. Comparative amounts for prior periods were determined in accordance with Basel I rules.
     (3) Net impaired loans are impaired loans less the specific allowance for credit losses.
     (4) Represents common dividends for the period as a percentage of the net income available to common shareholders for the period.
     >>

     Forward-looking statements

     Our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S.
Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the "safe harbour" provisions of the United
States Private Securities Litigation Reform Act of 1995 and any applicable
Canadian securities legislation. Forward-looking statements may include comments with respect to the Bank's objectives, strategies to achieve those objectives, expected financial results (including those in the area of risk management), and the outlook for the Bank's businesses and for the Canadian,
United States and global economies. Such statements are typically identified by words or phrases such as "believe," "expect," "anticipate," "intent,"
"estimate," "plan," "may increase," "may fluctuate," and similar expressions of future or conditional verbs, such as "will," "should," "would" and "could."
     By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond our control, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity; significant market volatility and interruptions; the failure of third parties to comply with their obligations to us and our affiliates; the effect of changes in monetary policy; legislative and regulatory developments in Canada and elsewhere, including changes in tax laws; the effect of changes to our credit ratings;
operational and reputational risks; the risk that the Bank's risk management models may not take into account all relevant factors; the accuracy and completeness of information the Bank receives on customers and counterparties;
the timely development and introduction of new products and services in receptive markets; the Bank's ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank's ability to complete and integrate acquisitions and its other growth strategies; changes in accounting policies and methods the Bank uses to report its financial condition and the results of its operations, including uncertainties associated with critical accounting assumptions and estimates;
the effect of applying future accounting changes; global capital markets activity; the Bank's ability to attract and retain key executives; reliance on third parties to provide components of the Bank's business infrastructure;
unexpected changes in consumer spending and saving habits; technological developments; fraud by internal or external parties, including the use of new technologies in unprecedented ways to defraud the Bank or its customers;
consolidation in the Canadian financial services sector; competition, both from new entrants and established competitors; judicial and regulatory proceedings; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments, including terrorist acts and war on terrorism; the effects of disease or illness on local, national or international economies; disruptions to public infrastructure, including transportation, communication, power and water; and the Bank's anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank's business involves making loans or otherwise committing resources to specific companies, industries or countries.
Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank's financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank's actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the discussion starting on page 56 of the Bank's 2007 Annual Report.
     The preceding list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.
     The "Outlook" section in this document is based on the Bank's views and the actual outcome is uncertain. Readers should consider the above-noted
factors when reviewing this section.
     Additional information relating to the Bank, including the Bank's Annual
Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC's website at www.sec.gov.

     Non-GAAP Measures

     The Bank uses a number of financial measures to assess its performance.
Some of these measures are not calculated in accordance with Generally
Accepted Accounting Principles (GAAP), are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability between companies using these measures. These non-GAAP measures are used in our
Management's Discussion and Analysis below. They are defined below:

     Taxable equivalent basis
     The Bank analyzes net interest income and total revenues on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt income earned on certain securities reported in net interest income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes;
hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank's. The TEB gross up to net interest income and to the provision for income taxes in the current period is $95 million versus
$216 million in the same quarter last year and $103 million last quarter. The
TEB gross up was $416 million for the year compared to $531 million last year.
     For purposes of segmented reporting, a segment's net interest income and provision for income taxes are grossed up by the taxable equivalent amount.
The elimination of the TEB gross up is recorded in the "Other" segment.

     Productivity ratio (TEB)
     Management uses the productivity ratio as a measure of the Bank's efficiency. This ratio represents non-interest expenses as a percentage of total revenue on a taxable equivalent basis.

     Net interest margin on total average assets (TEB)
     This ratio represents net interest income on a taxable equivalent basis as a percentage of total average assets.

     Operating Leverage
     The Bank defines operating leverage as the rate of growth in total revenue, on a taxable equivalent basis, less the rate of growth in expenses.

     Return on equity
     Return on equity is a profitability measure that presents the net income available to common shareholders as a percentage of the capital deployed to earn the income. The Bank calculates its return on equity using average common shareholders' equity, including all components of shareholders' equity.

     Economic equity and Return on economic equity
     For internal reporting purposes, the Bank attributes capital to its business segments using a methodology that considers credit, market, operational and other risks inherent in each business segment. The amount attributed is commonly referred to as economic equity. Return on equity for the business segments is based on the economic equity attributed to the business segments. The difference between the economic equity amount required to support the business segments' operations and the Bank's total equity is reported in the "Other" segment.

     Tangible common equity to risk-weighted assets
     Tangible common equity to risk-weighted assets is an important financial measure for rating agencies and the investing community. Tangible common equity is total shareholders' equity plus non-controlling interest in subsidiaries, less preferred shares, unrealized gains/losses on available-for-sale securities and cash flow hedges, goodwill and other intangible assets (net of taxes). Tangible common equity is presented as a percentage of risk-weighted assets.
     Regulatory capital ratios, such as Tier 1 and Total Capital ratios, have standardized meanings as defined by the Office of the Superintendent of
Financial Institutions Canada (OSFI).

     Group Financial Performance and Financial Condition

     Full Year Review

     Net Income
     Scotiabank's net income was $3,140 million, a reduction of $905 million from last year. Return on equity was 16.7%, compared to 22.0% in 2007.
Earnings per share (diluted) were $3.05 versus $4.01 in 2007.
     The Bank's 2008 results were negatively impacted by unprecedented volatility in global financial markets, which led to charges of $0.82 per share. Please refer to the Items of Note section at the end of this release for further details.
     Notwithstanding these challenges and the higher funding costs experienced in 2008, our three business lines' core earnings were solid.

     Total revenue
     Total revenue (on a taxable equivalent basis) was $12,292 million in
2008, a decrease of $729 million or 6% from the prior year. This change was due primarily to charges of $1,221 million relating to certain trading activities and valuation adjustments, reflecting unprecedented volatility in global financial markets. As well, there was a negative impact of $301 million due to foreign currency translation, compared to $199 million in 2007, as the
Canadian dollar continued to appreciate for much of the year against most currencies in countries in which the Bank operates.
     Canadian Banking revenue grew 6% over last year. This increase reflected broad-based growth as well as the impact of the acquisition of Dundee Bank,
Travelers Leasing Corporation (now Scotia Dealer Advantage), TradeFreedom, and
E(x)Trade Canada, partially offset by the impact of the gain last year on the global Visa restructuring.
     International Banking revenues rose 15%, reflecting the impact of the acquisition of Banco del Desarrollo in Chile, as well as strong growth in
Peru.
     In Scotia Capital, revenue declined by 25%, mainly due to charges relating to the Lehman Brothers bankruptcy, valuation adjustments and generally weak capital markets. These were partially offset by record foreign exchange and precious metals trading revenues, and strong growth in corporate lending. Group Treasury was also impacted by the weakening global financial markets, with lower realized gains on the sale of non-trading securities, valuation losses on securities, and relatively higher liquidity costs.

     Net interest income
     Net interest income (on a taxable equivalent basis) was $7,990 million in
2008, up $361 million or 5% over last year, despite a negative impact of $275 million from adjustments in fair value on derivatives used for asset and liability management purposes, $221 million from foreign currency translation and $115 million from lower tax-exempt dividend income. Excluding these items, underlying interest income grew by $972 million as a result of strong asset growth driven by normal business operations and acquisitions.
     The growth in average total assets of $52 billion or 13% was mainly in business and government lending ($23 billion or 29%) and residential mortgages
($14 billion or 14%). All business segments contributed to the strong asset growth.
     Canadian Banking's average assets grew by $21 billion or 14%, primarily in mortgages. There was also strong growth in personal revolving credit and other personal loans, as well as in business lending to both commercial and small business customers.
     International Banking's average asset growth of $13 billion or 20% mainly reflected the impact of the acquisition of Banco del Desarrollo in Chile and strong growth in business lending in Asia and in Peru. Scotia Capital's average assets grew by $12 billion or 8%, from strong growth in lending in the
U.S., Europe and Canada, as well as in trading assets.
     The Bank's net interest margin (net interest income as a percentage of average assets) was 1.75% in 2008, down from 1.89% last year. The decline was due primarily to the unfavourable change in the fair value of derivatives used for asset and liability management purposes, lower tax-exempt dividend income, and higher volumes of non-earning assets. Excluding these items, the underlying net interest margin on earning assets remained in line with the prior year. The impact of the increased liquidity costs and shift in Canadian
Banking's assets to lower-yielding variable rate mortgages was offset by the strong growth in existing businesses and acquisition-driven increases in
International Banking's assets, both of which have higher margins. Also contributing was the widening of spreads in Scotia Capital's corporate lending business.

     Other income
     Other income was $4,302 million in 2008, a decrease of $1,090 million or
20% from 2007, including a reduction of $80 million from foreign currency translation partially offset by increased contributions from recent acquisitions. The decrease primarily reflected charges related to certain trading activities and valuation adjustments. In total, these charges were
$1,059 million in 2008 compared to a net gain of $54 million in 2007 as detailed in the Items of Note section at the end of this release.
     Card revenues were a record $397 million in 2008, an increase of 8% from last year. International card revenues increased 11% due to strong growth in
Peru, the Caribbean and Mexico. Canadian revenues were up 6% year over year, due mainly to higher transaction volumes.
     Revenues from deposit and payment services, which represent revenues earned from retail, commercial and corporate customers, grew 6% to $862 million in 2008. Canadian Banking revenues were 3% higher than last year, mainly from new account growth and pricing changes. International revenues increased by 14%, mainly from the acquisition of Banco del Desarrollo in Chile and acquistions in Peru.
     Mutual fund fees were a record $317 million in 2008, an increase of 7%
from 2007. This reflected higher average balances, which grew by 6% in Canada, resulting mainly from net fund sales, particularly in the longer term funds.
International Banking mutual fund fees were 12% higher than last year, mainly in Mexico and Peru.
     Revenues from investment management, brokerage and trust services were
$760 million in 2008, in line with last year. Retail brokerage commissions were $538 million, down 3% from 2007, despite the positive impact of the acquisitions of TradeFreedom and E(x)Trade Canada during the year.
     Credit fees of $579 million were $49 million or 9% higher than last year.
There were higher acceptance fees in Canada, from both corporate and commercial customers. In the United States, credit fees were 8% above 2007, reflecting stronger lending volumes. International Banking credit fees increased 15%, due mainly to the acquisition of Banco del Desarrollo in Chile, and strong growth in Peru.
     Trading revenues were $188 million in 2008, a decrease of $262 million from last year, mainly related to the bankruptcy of Lehman Brothers. In addition, revenue from trading securities fell by $103 million, reflecting a decline in debt and equity market conditions. Foreign exchange trading was $17 million above last year, with record revenue in Scotia Capital being partially offset by declines in Group Treasury and International Banking. Precious
metals trading revenue was a record $160 million, an increase of $44 million or 38% over last year, with higher revenues recorded in each of our major centres.
     Investment banking revenues were $716 million in 2008, a decrease of $21 million or 3% from last year. Notwithstanding record advisory fees in
ScotiaWaterous, underwriting fees fell by $88 million or 23%, due mainly to lower new issue fees. Non-trading foreign exchange revenues were $75 million or 32% above 2007 due to strong growth in both Canadian and International
Banking.
     There was a net loss on non-trading securities of $374 million in 2008, compared to a net gain of $488 million last year. The net loss this year was due mainly to valuation adjustments of $783 million on certain structured credit instruments and securities. These losses arose due mainly to market conditions, including widening credit spreads and credit events in certain previously highly rated reference assets which negatively impacted the fair value of Collateralized Debt Obligations (CDO). This included a loss of $298 million on the purchase of certain CDOs from the Bank's U.S. multi-seller conduit, pursuant to the terms of a liquidity asset purchase agreement. These were partially offset by gains realized on the sale of both debt and equity securities, which were lower than the prior year, reflecting the challenging market conditions.
     Securitization revenues of $130 million in 2008 were $96 million above last year, largely from wider spreads and a higher volume of mortgage securitizations under available government programs. Other revenues were $727 million in 2008, a decrease of $187 million from last year, primarily reflecting the 2007 gains of $202 million on the global Visa restructuring and
$43 million on the sale of our bond index business.

     Provision for credit losses
     The provision for credit losses was $630 million in 2008, up from $270 million last year.
     The provision for credit losses in Canadian Banking was $399 million in
2008, an increase of $104 million compared to last year. This was due to higher provisions in both the commercial and retail portfolios. The former related primarily to a small number of accounts compared to a very low level of provisions in 2007. The increase in retail provisions related mainly to asset growth in Scotia Dealer Advantage and the credit card portfolios, partially offset by higher recoveries in other personal loans.
     In International Banking, the provision for credit losses was $236 million in 2008, an increase of $135 million compared to last year. Retail portfolios in Mexico, Peru, the Caribbean and, to a lesser extent Chile, recorded increased provisions for credit losses, mainly related to growth in lending portfolios, acquisitions, and rising delinquency in certain markets.
The International commercial portfolio continued to benefit from similar levels of net reversals and recoveries as last year.
     Scotia Capital had net recoveries of $5 million in 2008 versus net recoveries of $101 million in 2007.
     There was no reduction of the general allowance in 2008, compared to a reduction of $25 million in 2007.

     Non-interest expenses
     Non-interest expenses were $7,296 million in 2008, an increase of $302 million or 4% from last year, including a benefit from the positive impact of foreign currency translation of $146 million. Recent acquisitions accounted for approximately $240 million of the growth in non-interest expenses.
     Salaries and employee benefits were $4,109 million in 2008, up $126 million or 3% from last year, including the favourable impact of $72 million due to foreign currency translation. Salaries increased 10%, reflecting both acquisitions and new branches including 13 in Canada, 58 in Mexico, as well as higher staffing to support growth initiatives. Performance-based compensation was $104 million below last year, reflecting lower results, including in
Scotia Capital and retail brokerage. Stock-based compensation decreased by $44 million or 33% due to the decline in the Bank's common share price during the year. Pensions and other employee benefit costs increased by $40 million or
8%, due in part to acquisitions.
     Premises and technology expenses were $1,451 million in 2008, an increase of $98 million or 7% from last year. The higher premises costs reflected both acquisitions and new branches. Technology expenses increased by $47 million or
8%, mainly for a variety of new and ongoing project costs.
     Communications expenses of $326 million rose $26 million or 8% year over year, which in part reflected the impact of acquisitions, business volume growth and new branches.
     Advertising and business development expenses were $320 million in 2008, an increase of $9 million or 3% over last year, due mainly to the impact of acquisitions.
     Business and capital taxes were $27 million or 19% lower than last year, reflecting reductions to capital tax rates in Canada and lower income.
     Other expenses were $747 million in 2008, an increase of $70 million or
11% from last year, due largely to the impact of acquisitions and higher loyalty reward point costs.
     Our productivity ratio - a measure of efficiency in the banking industry
- was 59.4% for the year. The ratio deteriorated from 53.7% last year, due mainly to the impact of the items of note discussed earlier, as total revenue fell 6% while expenses increased 4%.

     Taxes
     The provision for income taxes recorded in income was $691 million in
2008, a decrease of 35% compared to last year. This was due primarily to the
24% decline in pre-tax income and a drop of 2.1% in the statutory effective tax rate year over year. The Bank's overall effective tax rate for the year was 17.5%, down from 20.3% last year.

     Non-controlling interest
     The deduction for non-controlling interest in subsidiaries was $119 million in 2008, in line with last year.

     Fourth quarter review

     Net Income

     Net income was $315 million in the fourth quarter, a decrease of $639 million or 67% from the same quarter last year, and $695 million below last quarter. The decline reflected $642 million in after tax charges this quarter related to certain trading activities and valuation adjustments, arising from recent challenging market conditions and unprecedented volatility in global financial markets. Please refer to the Items of Note section at the end of this release for further details.

     Total Revenue

     Total revenue (on a taxable equivalent basis) was $2,586 million in the fourth quarter, a decrease of $708 million or 21% from the same quarter last year, notwithstanding a positive foreign currency translation impact of $46 million. Quarter over quarter, total revenue fell by $891 million or 26%, despite a positive foreign currency translation impact of $17 million.

     Net Interest Income

     Net interest income (on a taxable equivalent basis) was $2,036 million in the fourth quarter, an increase of $104 million or 5% over the same quarter last year, but $13 million below the third quarter. There was a positive impact of foreign currency translation of $70 million over the same quarter last year, and $40 million compared to the third quarter.
     The increase in net interest income from the same quarter last year reflected solid growth in average assets of $72 billion or 18%. Canadian residential mortgages grew by $12 billion or 11%. In Scotia Capital, assets grew by $19 billion comprised of increases in corporate lending and capital markets. International Banking average assets grew by $23 billion or 35%, reflecting both acquisitions and growth in the Bank's existing operations.
     The Bank's net interest margin was 1.68% in the fourth quarter, a decrease of 19 basis points from last year, due to the negative impact of fair value changes on derivatives used for asset/liability management purposes and lower tax-exempt dividend income. The Bank's net interest margin narrowed by
11 basis points versus last quarter driven entirely by the negative impact of fair value changes on derivatives and higher volumes of non-earning assets.
This more than offset the impact of widening margins throughout Latin America and wider spreads in Corporate Lending.

     Other Income

     Other income was $550 million in the fourth quarter, a decrease of $812 million from the same quarter last year, including a negative foreign currency translation impact of $24 million. This was due mainly to the charges noted
above. As well, the same quarter last year included the $202 million gain on the global Visa restructuring and a $43 million gain on the sale of our bond index business. Partially offsetting were record foreign exchange and precious metals trading revenues in Scotia Capital, the impact of acquisitions, and higher revenues from securitizations, credit fees, and various retail products and services.
     Quarter over quarter, other income fell by $878 million, due mainly to the charges noted above. There were also declines in trading securities revenue, underwriting revenue, credit fees, and mutual fund fees due to poor market conditions, as well as a negative foreign currency translation impact of $23 million. Partially offsetting were record foreign exchange and precious metals trading revenues in Scotia Capital, and higher securitization and non-trading foreign exchange revenues.

     Provision for Credit Losses

     The provision for credit losses was $207 million this quarter, up $112 million from the same period last year and $48 million compared to last quarter. The higher level this quarter compared to a year ago was due to higher provisions in the retail portfolios in International Banking, reversals and recoveries in Scotia Capital last year, and provision increases in
Canadian Banking.
     The general allowance for credit losses was $1,323 million as at October
31, 2008, unchanged from last quarter.

     Non-Interest Expenses

     Non-interest expenses were $1,944 million in the fourth quarter, an increase of $152 million or 8% over the same quarter last year, including an unfavourable impact of $47 million from foreign currency translation. Recent acquisitions accounted for approximately $103 million of the growth in non-interest expenses. The increases in salaries, premises, technology and communications also reflected new branches in Canada and Mexico. Partially offsetting were declines in performance-related compensation, professional fees and capital taxes.
     Quarter over quarter, non-interest expenses rose $55 million, including an unfavourable impact of $31 million from foreign currency translation.
Recent acquisitions accounted for approximately $50 million of the growth in non-interest expenses. Advertising expenses rose, due primarily to new initiatives to drive revenue growth. Partially offsetting were declines in performance-related compensation and capital taxes.

     Taxes

     The Bank's effective tax rate was 0.6% in the fourth quarter, compared to
17.1% in the same quarter last year and 21.7% in the previous quarter. These declines were due mainly to lower income resulting from certain trading activities and valuation adjustments, which were in higher-tax jurisdictions.

     Non-controlling interest

     The deduction for non-controlling interest in subsidiaries was $23 million for the quarter, down $10 million from the same period last year, and
$6 million from last quarter, due mainly to the acquisition of the additional
20% ownership of Scotiabank Peru.

     Common Dividend

     The Board of Directors, at its meeting on December 2, 2008, approved a quarterly dividend of 49 cents per common share for the quarter ended January
31, 2009, payable on January 28, 2009, to shareholders of record at the close of business on January 6, 2009. Annual dividends for 2008 rose 18 cents to
$1.92, an increase of 10%.

     Outlook

     The global economy decelerated during the second half of 2008. In the
Bank's major markets, with household, business and investor confidence at a low ebb, economic activity will likely be weak through much of 2009.
Volatility in world financial markets is also expected to continue. In this uncertain environment, we will carefully manage our risks and our expenses, balancing both with selective investments in growth initiatives. Overall, we expect moderate growth for the Bank this year, with ongoing contributions from our three business lines and further acquisitions.

     <<
     In view of this outlook, we have established the following targets for
2009:
     - Earnings per share growth: 7 to 12%;
     - ROE: 16 to 20%;
     - Productivity ratio of less than 58%; and
     - Maintain strong capital ratios.
     >>

     Risk management

     The Bank's risk management policies and practices are unchanged from those outlined in pages 56 to 67 of the 2007 Annual Report.

     Credit risk
     The specific provision for credit losses was $207 million in the fourth quarter, compared to $95 million in the same period last year and $159 million in the previous quarter.
     The provision for credit losses was $107 million in the Canadian Banking portfolios, up from $78 million in the same quarter last year and $99 million in the previous quarter. Both increases were due mainly to higher provisions in the commercial portfolio. In the retail portfolio, higher provisions attributable to asset growth and increased provisions for Scotia Dealer
Advantage were largely offset by increased recoveries in other personal loans.
     International Banking's provision for credit losses was $90 million in the fourth quarter, compared to $27 million in the same period last year and
$56 million last quarter. The increases were due primarily to higher retail provisions related to asset growth, acquisitions and rising delinquency in certain markets. In addition, commercial provisions increased from last year due to acquisitions, and from last quarter due to lower recoveries this quarter.
     Scotia Capital's provision for credit losses was $10 million in the fourth quarter, compared to net recoveries of $10 million in the fourth quarter of last year and a provision of $4 million in the previous quarter.
The increase from the previous quarter was related primarily to one new provision in the U.S., and to lower levels of reversals and recoveries.

     Market risk
     Value at Risk (VaR) is a key measure of market risk in the Bank's trading activities. In the fourth quarter, the average one-day VaR was $20.1 million compared to $13.2 million for the same quarter last year, as detailed in the table below. Volatile market conditions during the fourth quarter were a major contributing factor to this increase. The average daily VaR of $20.1 million in the fourth quarter 2008 compared to $15.8 million in the prior quarter.
This increase was due primarily to market volatility, as noted earlier, as well as increases in interest rate and equity positions.

     <<
     -------------------------------------------------------------------------
                                          Average for the three months ended
                                         October 31,     July 31,  October 31,
     Risk Factor ($million)                    2008         2008         2007
     -------------------------------------------------------------------------
     Interest rate                             16.9         13.0          9.2
     Equities                                   7.9          3.5          6.1
     Foreign exchange                           1.5          0.9          2.4
     Commodities                                3.0          3.0          1.5
     Diversification effect                    (9.2)        (4.6)        (6.0)
     -------------------------------------------------------------------------
     All-Bank VaR                              20.1         15.8         13.2
     -------------------------------------------------------------------------
     >>

     There were 13 trading loss days in the fourth quarter, compared to 11 days in the previous quarter. With the exception of a single day during the quarter when the actual loss exceeded the VaR, the losses were within the range predicted. This exception occurred due to extreme volatility in the equity markets.

     Liquidity risk
     The Bank maintains large holdings of liquid assets to support its operations. These assets generally can be sold or pledged to meet the Bank's obligations. As at October 31, 2008, liquid assets were $106 billion (2007 -
$103 billion), equal to 21% (2007 - 25%) of total assets. These assets consist of securities 64% (2007 - 71%) and cash and deposits with banks, 36% (2007 -
29%).

     Related party transactions
     There were no changes to the Bank's procedures and policies for related party transactions from those outlined on pages 72 and 122 of the 2007 Annual
Report. All transactions with related parties continued to be at market terms and conditions.

     Balance sheet

     The Bank's total assets at October 31, 2008 were $508 billion, up $96 billion or 23% from last year, including a $38 billion positive impact from foreign currency translation from the weaker Canadian dollar at the end of the year. Retail, commercial and corporate loans grew by $62 billion and derivative instrument assets were up $23 billion, with a corresponding increase in derivative instrument liabilities.
     Total securities declined slightly by $1 billion from last year, including a $7 billion positive impact from foreign currency translation.
Trading securities declined $11 billion, due primarily to a reduction in the size of the equity securities portfolio. There was an increase in available-for-sale securities of $10 billion, primarily from higher holdings of Canadian and foreign government debt securities. In the fourth quarter, there was a reclassification of $394 million of certain trading securities to available-for-sale securities as a result of amendments to accounting standards issued in October 2008.
     As at October 31, 2008, the unrealized loss on available-for-sale securities was $1,228 million, compared to a $972 million unrealized gain in the prior year. This includes unrealized losses of $36 million that arose subsequent to the August 1, 2008, reclassification of certain bonds and preferred shares from the trading portfolio to the available-for-sale portfolio. The total unrealized loss was largely the result of the ongoing deterioration of economic conditions and volatility in debt and equity markets. Debt securities account for 78% of the unrealized loss.
     The Bank's loan portfolio grew $62 billion or 27% from last year, including the positive impact of $18 billion from foreign currency translation. On the retail lending side, residential mortgage growth in
Canadian Banking was $13 billion, before securitization of $5 billion. In addition, International Banking contributed $5 billion to this growth.
Personal loans were up $9 billion, or 22% from last year, with strong growth in all regions.
     Business and government loans increased $40 billion from last year. Loans in Scotia Capital were up $17 billion, primarily in corporate lending.
Canadian Banking experienced growth of $4 billion. In International banking, business and government loans increased $18 billion, primarily from the acquisition of Banco del Desarrollo, which contributed $3 billion, and growth in Asia and the Caribbean of $7 billion and $4 billion respectively.
     Total liabilities were $486 billion as at October 31, 2008, an increase of $93 billion or 24% from last year, including a $39 billion impact from foreign currency translation. Deposits grew by $58 billion, obligations related to repurchase agreements were up $8 billion and derivative instruments liabilities were up $18 billion. The latter increase was similar to the change in the derivative instruments assets and due primarily to recent changes and volatility in interest and foreign exchange rates and credit spreads.
     Total deposits grew by $58 billion, or 20% from 2007, including a $26 billion positive impact from foreign currency translation. Personal deposits increased by $18 billion, led by $5 billion of growth in domestic personal
GICs. International deposits increased $5 billion with increases across most regions. Business and government deposits were up $39 billion, primarily to fund the Bank's strong asset growth.
     Total shareholders' equity increased $3 billion in 2008. This was due primarily to internal capital generation of $1 billion, the issuance of $1 billion of non-cumulative preferred shares, and an increase of $261 million in accumulated other comprehensive income. The increase in unrealized foreign exchange gains relating to the Bank's foreign operations, due to the weakening of the Canadian dollar, was mostly offset by higher unrealized losses on other components of comprehensive income, including those related to available-for-sale securities.

     Capital Management
     The revised Basel Capital framework (Basel II) became effective for
Canadian banks on November 1, 2007. Basel II is designed to more closely align regulatory capital requirements with the individual risk profile of banks by introducing substantive changes to capital requirements for credit risk and an explicit new capital charge for operational risk.
     Under Basel II, there are two main methods for computing credit risk: the standardized approach, which uses prescribed risk weights; and internal ratings-based approaches, which allow the use of a bank's internal models to calculate some, or all, of the key inputs into the regulatory capital calculation. Users of the Advanced Internal Ratings Based Approach (AIRB) are
required to have sophisticated risk management systems for the calculation of credit risk regulatory capital and the application of this approach could result in less regulatory capital than the use of the alternative approaches.
Once banks demonstrate full compliance with the AIRB requirements, and OSFI has approved its use, they may proceed to apply the AIRB approach in computing capital requirements. However, in order to limit sudden declines in the capital levels for the industry in aggregate, transitional capital floors were introduced for the first two years after full implementation of AIRB. A minimum capital floor of 90% of the Basel I calculation will apply in the first year of full approval, and 80% in the second year. Since receiving regulatory approval in the second quarter, the Bank has applied the 90% floor.
     The Bank received approval, with conditions, from OSFI to use AIRB for material Canadian, U.S. and European portfolios effective November 1, 2007.
The Bank is assessing the remaining credit portfolios for application of AIRB in the future. The Bank uses the standardized approach for these portfolios.
As well, the Bank is using the standardized approach to calculate the operational risk capital requirements. The capital requirements for market risk are substantially unchanged for the Bank.

     Capital ratios
     The Bank continues to maintain a strong capital position. The Tier 1 and the Total capital ratios as at October 31, 2008 under Basel II were 9.3% and
11.1%, respectively, compared to 9.3% and 10.5% at October 31, 2007.
     The tangible common equity (TCE) ratio was 7.3% as at October 31, 2008, compared to 7.2% at October 31, 2007. The TCE ratio remains strong by global standards.

     Financial instruments
     Given the nature of the Bank's main business activities, financial instruments make up a substantial portion of the balance sheet and are integral to the Bank's business. There are various measures that reflect the level of risk associated with the Bank's portfolio of financial instruments.
Further discussion of some of these risk measures is included in the preceding
Risk Management section.
     The methods of determining the fair value of financial instruments are detailed on pages 69 and 70 of the 2007 Annual Report. Management's judgment is applied on valuation inputs when observable market data is not available, and in the selection of valuation models. Uncertainty in these estimates and judgments can affect fair value and financial results recorded.
     During this quarter, changes in the fair value of financial instruments generally arose from existing economic, industry and market conditions.
     Total derivative notional amounts were $1,562 billion at October 31,
2008, compared to $1,287 billion at October 31, 2007, with the increase due primarily to the effect of foreign currency translation. The percentage of those derivatives held for trading and those held for non-trading or asset liability management was generally unchanged. The credit equivalent amount related to derivatives, after taking into account master netting arrangements and eligible financial collateral, was $28.5 billion, compared to $20.6 billion last year end.

     Financial stability forum disclosures
     In April 2008, the Financial Stability Forum released its report on recent conditions in the credit market. Among others, a key recommendation of the report was to improve transparency by providing enhanced disclosures on financial instruments that markets consider to be higher risk, including off-balance sheet vehicles and structured products. Based on these recommendations, the Bank has provided additional disclosures below in the sections on Off-balance sheet arrangements and Selected credit instruments.

     Off-balance sheet arrangements

     In the normal course of business, the Bank enters into contractual arrangements that are not required to be consolidated in its financial statements. These arrangements are primarily in three categories: Variable
Interest Entities (VIEs), securitizations, and guarantees and other commitments. No material contractual obligations were entered into during the year by the Bank that are not in the ordinary course of business. Processes for review and approval of these contractual arrangements are unchanged from last year.
     As at October 31, 2008, total consolidated assets related to VIEs were
$5.8 billion, compared to $6.1 billion at end of 2007. The amounts owed by or to the consolidated VIEs were not significant. The Bank earned fees of $72 million and $65 million in 2008 and 2007, respectively, from certain VIEs in which it has a significant variable interest at the end of the year but did not consolidate.

     <<
     There are three primary types of association the Bank has with VIE's:
     1. Multi-seller conduits sponsored by the Bank
     2. Liquidity facilities provided to non-Bank sponsored conduits
     3. Funding vehicles
     >>

     Multi-seller conduits sponsored by the Bank
     The Bank sponsors three multi-seller conduits, two of which are
Canadian-based and one in the United States. The Bank earns commercial paper issuance fees, program management fees, liquidity fees and other fees from these multi-seller conduits which totaled $70 million in 2008, compared to $56 million in the prior year.
     The multi-seller conduits purchase high quality financial assets primarily from clients and finance these assets through the issuance of highly rated commercial paper (CP). For assets purchased, there are supporting backstop liquidity facilities that are generally equal to 102% of the assets purchased or committed to be purchased. The primary purpose of the backstop liquidity facility is to provide an alternative source of financing in the event the conduit is unable to access the commercial paper market.
     As further described below, the Bank's exposure to these off-balance sheet conduits primarily consists of liquidity support, program-wide credit enhancement and temporary holdings of commercial paper. The Bank has a process to monitor these exposures to ensure it is not required to consolidate the assets and liabilities of the conduit.

     Canada

     The Bank's primary exposure to the Canadian-based conduits is the liquidity support provided, with total liquidity facilities of $4.3 billion as at October 31, 2008 (October 31, 2007 - $7.4 billion). A substantial reduction in auto loans/leases in 2008 caused the year-over-year decline. As at October
31, 2008, total commercial paper outstanding for the Canadian-based conduits administered by the Bank was $3.8 billion (October 31, 2007 - $6.7 billion).
At year-end, the Bank held approximately 6% of the total commercial paper issued by these conduits. The following table presents a summary of assets held by the Bank's two Canadian multi-seller conduits as at October 31, 2008 and 2007 by underlying exposure.

     <<
     Assets held by Scotiabank-sponsored Canadian-based multi-seller conduits

                                                         2008
                                      ----------------------------------------
                                           Funded      Unfunded         Total
     As at October 31 ($ millions)       assets(1)  commitments    exposure(2)
     -------------------------------------------------------------------------
     Auto loans/leases                    $ 2,204       $   299       $ 2,503
     Equipment loans                          969            63         1,032
     Trade receivables                        205            91           296
     Canadian residential mortgages            89             2            91
     Retirement savings plan loans            156             3           159
     Loans to closed-end mutual funds         161            91           252
                                      ----------------------------------------
     Total(2)                             $ 3,784       $   549       $ 4,333
                                      ----------------------------------------
                                      ----------------------------------------

                                                         2007
                                      ----------------------------------------
                                           Funded      Unfunded         Total
     As at October 31 ($ millions)       assets(1)  commitments    exposure(2)
     -------------------------------------------------------------------------
     Auto loans/leases                    $ 4,506       $   531       $ 5,037
     Equipment loans                        1,227            79         1,306
     Trade receivables                        251            45           296
     Canadian residential mortgages           113             2           115
     Retirement savings plan loans            291             6           297
     Loans to closed-end mutual funds         209           167           376
                                      ----------------------------------------
     Total(2)                             $ 6,597       $   830       $ 7,427
                                      ----------------------------------------
                                      ----------------------------------------

     (1) Funded assets are reflected at original cost.
     (2) Exposure to the Bank is through global-style liquidity facilities and letters of guarantee.
     (3) These assets are substantially sourced from Canada.
     >>

     Substantially all of the conduits' assets have been structured to receive credit enhancements from the sellers, including overcollateralization protection and cash reserve accounts. As at October 31, 2008, approximately
24% of the funded assets are externally rated AAA, with the balance having an equivalent rating of AA- or higher based on the Bank's internal rating program. There are no non-investment grade rated assets held in these conduits. The funded assets have a weighted average repayment period of approximately 1.1 years, with 69% maturing within three years. There is no exposure to U.S. subprime mortgage risk in these two conduits.

     United States

     The Bank's primary exposure to the U.S.-based conduit is the liquidity support and program-wide credit enhancement provided, with total liquidity facilities of $12.8 billion as at October 31, 2008 (October 31, 2007 - $12.7 billion). Excluding the impact of foreign currency translation, total exposure declined $2.7 billion year over year. As at October 31, 2008, total commercial paper outstanding for the U.S.-based conduit administered by the Bank was $8.4 billion (October 31, 2007 - $7.9 billion). At year-end, the Bank did not hold any commercial paper issued by this conduit.
     A significant portion of the conduit's assets have been structured to receive credit enhancements from the sellers, including overcollateralization protection and cash reserve accounts. Each asset purchased by the conduit has a deal-specific liquidity facility provided by the Bank in the form of an asset purchase agreement. Program-wide credit enhancement is generally equal to 10% of the assets purchased or committed to be purchased by the conduit.
This is available to absorb a portion of the losses on defaulted assets, if any, in excess of losses absorbed by deal-specific credit enhancement. In the fourth quarter, in line with current market practices, the Bank revised its liquidity agreements with the conduit such that the Bank will fund full par value of all assets including any defaulted assets, if any, of the conduit.
     The following table presents a summary of assets purchased and held by the Bank's U.S. multi-seller conduit as at October 31, 2008 and 2007 by underlying exposure.

     <<
     Assets held by Scotiabank-sponsored U.S.-based multi-seller conduit

                                                         2008
                                      ----------------------------------------
                                           Funded      Unfunded         Total
     As at October 31 ($ millions)       assets(1)  commitments    exposure(2)
     -------------------------------------------------------------------------
     Credit card/consumer receivables     $ 1,318       $   641       $ 1,959
     Auto loans/leases                      2,894         1,160         4,054
     Trade receivables                      2,161         1,855         4,016
     Loans to closed-end mutual funds         690           652         1,342
     Diversified asset-backed securities      932            19           951
     CDOs/CLOs                                  -             -             -
     Mortgage-backed securities                 -             -             -
     Corporate loans(3)                       417            50           467
                                      ----------------------------------------
     Total(4)                             $ 8,412       $ 4,377       $12,789
                                      ----------------------------------------
                                      ----------------------------------------

                                                         2007
                                      ---------------------------------------
                                           Funded      Unfunded         Total
     As at October 31 ($ millions)       assets(1)  commitments    exposure(2)
     ------------------------------------------------------------------------
     Credit card/consumer receivables     $ 1,172       $   513       $ 1,685
     Auto loans/leases                      2,774         1,462         4,236
     Trade receivables                      1,434         1,832         3,266
     Loans to closed-end mutual funds         940           350         1,290
     Diversified asset-backed securities      787            42           829
     CDOs/CLOs                                372             -           372
     Mortgage-backed securities               114           536           650
     Corporate loans(3)                       260           111           371
                                      ---------------------------------------
     Total(4)                             $ 7,853       $ 4,846       $12,699
                                      ---------------------------------------
                                      ---------------------------------------

     (1) Funded assets are shown at original cost.
     (2) Exposure to the Bank is through program-wide credit enhancement and global-style liquidity facilities.
     (3) These assets represent secured loans that are externally rated investment grade.
     (4) These assets are sourced from the U.S.
     >>

     Approximately 92% of the conduit's funded assets are rated A or higher, either externally (16%) or based on the Bank's internal rating program (76%).
There are no non-investment grade assets held in this conduit. The funded assets have a weighted average repayment period of approximately 1.4 years, with 75% maturing within five years.
     The conduit has investments in two pools of diversified asset-backed securities. These pools are guaranteed by monoline insurers (refer to Exposure to monoline insurers discussion below) and are rated investment grade based on the Bank's internal rating program. The assets underlying these securities are primarily retail loans, including U.S. home equity, student loans and residential mortgage-backed securities. Exposure to U.S. subprime mortgage risk within these securities was nominal at approximately $28 million as at
October 31, 2008.
     On April 30, 2007, the Bank's U.S. Multi-seller Commercial Paper Conduit issued a Subordinated Note (the "Note") to an unrelated party that absorbs the majority of the expected losses. It was determined that the Bank was no longer the primary beneficiary and as a result, the VIE was no longer recorded in the
Bank's Consolidated Balance Sheet as at April 30, 2007. On the date of deconsolidation, this resulted in a decrease to both available-for-sale securities and other liabilities of $7 billion, and a net increase in guarantees and other indirect commitments of $8 billion.
     In 2008, the Conduit transferred CDO and CLO assets to the Bank pursuant to the terms of its liquidity asset purchase agreements. A pre-tax charge of
$298 million after considering recoveries was recorded during the year to the
Consolidated Statement of Income. This represents the difference between the amounts paid (original cost of the assets) and the fair value of the assets on the dates the assets were transferred to the Bank. After the transfer of the above assets, the Conduit no longer has any direct holdings of structured
CDO/CLO exposures. In addition, the Bank, as the liquidity provider to the
Conduit, does not intend to allow the Conduit to purchase such asset types in the future.
     During the year, as a consequence of each transfer of assets to the Bank, the Conduit increased its Note issued to an unrelated party. This Note continues to absorb the majority of the expected losses of the remaining assets of the Conduit as updated for current market conditions. Upon the increase of the Note, it was determined that the Bank was not the primary beneficiary and therefore does not consolidate the Conduit.
     The Bank does not consider the transfer of assets from the Conduit to the
Bank to be an indicator of the Bank's intent to provide support to the Note holder. Impairment losses from these assets, if any, will be allocated to the
Note holder in accordance with the provisions of the Note. The Bank has no plans to remove any assets from the Conduit unless required to do so in its role as administrator pursuant to the liquidity asset purchase agreements
(LAPA). In the future, if any asset transfer occurs pursuant to the terms of the LAPA, the Bank would continue to allocate losses on such assets to the
Note holder.

     Liquidity facilities provided to non-Bank sponsored conduits

     For conduits not administered by the Bank, liquidity facilities totaled
$1.2 billion as at October 31, 2008 (October 31, 2007 - $2.4 billion), of which $1.2 billion (October 31, 2007 - $1.8 billion) were for U.S. third-party conduits and none (October 31, 2007 - $570 million) were for Canadian third-party conduits. The assets of these non-Bank sponsored conduits, which are not administered by the Bank, are almost entirely consumer auto-based securities. Approximately 91% of these assets are externally rated AAA, with the balance of the assets rated investment grade based on the Bank's internal rating program. The majority of the liquidity facilities have an original committed term of 364 days, renewable at the option of the Bank. The weighted average life of the underlying assets of these conduits is approximately two years. There is no exposure to U.S. subprime mortgage risk.

     Funding vehicles

     The Bank uses special purpose entities (SPEs) to facilitate the cost-efficient financing of its operations. The Bank has two such SPEs:
Scotiabank Capital Trust and Scotiabank Subordinated Notes Trust that are VIEs and are not consolidated on the Bank's balance sheet, as the Bank is not the primary beneficiary. The Scotiabank Trust Securities and Scotiabank Trust
Subordinated Notes issued by the Trusts are not reported on the Consolidated
Balance Sheet but qualify as regulatory capital. The deposit notes issued by the Bank to Scotiabank Capital Trust and Scotiabank Subordinated Notes Trust
are reported in deposits. Total deposits recorded by the Bank as at October
31, 2008 from these trusts were $3.4 billion (October 31, 2007 - $3.4 billion). The Bank recorded interest expense of $199 million on these deposits in 2008 (2007 - $143 million).

     Securitizations

     The Bank securitizes a portion of its residential mortgages and personal loans by transferring the assets on a serviced basis to trusts. Residential mortgage securitizations are principally conducted through the Bank's participation in the Government's Canada Mortgage Bond (CMB) program. If certain requirements are met, these transfers are treated as sales, and the transferred assets are removed from the Consolidated Balance Sheet. These securitizations enable the Bank to access alternative and more efficient funding sources, and manage liquidity and other risks. The Bank does not provide liquidity facilities with respect to the CMB program. As such, the
Bank is not exposed to significant liquidity risks in connection with these off-balance sheet arrangements.
     The outstanding amount of off-balance sheet securitized mortgages was
$12.8 billion as at October 31, 2008, compared to $11.6 billion last year. The change in 2008 was primarily from ongoing sales through the CMB program and the Bank's participation in the new Government of Canada initiative (Insured
Mortgage Purchase Program). This initiative was implemented to enhance term liquidity in the Canadian financial markets and the Bank sold $1.5 billion in mortgage-backed securities pursuant to this program.
     The amount of off-balance sheet securitized personal loans was $235 million as at October 31, 2008, compared to $414 million last year.
     The Bank recorded securitization revenues of $130 million in 2008, compared to $34 million in 2007. This change was due to the Bank's ongoing sale of mortgages to the CMB program and the Bank's participation in the
Insured Mortgage Purchase Program discussed above.

     Guarantees and other commitments

     Guarantees and other commitments are fee-based products that the Bank provides to its customers. These products can be categorized as follows:
     <<
     -  Standby letters of credit and letters of guarantee: As at October 31,
        2008, these amounted to $27.8 billion, compared to $18.4 billion last year. These instruments are issued at the request of a Bank customer to secure the customer's payment or performance obligations to a third party. The year-over-year growth reflects a general increase in customer business as well as the strengthening of the U.S. dollar.
     -  Liquidity facilities: These generally provide an alternate source of funding to asset-backed commercial paper conduits in the event that a general market disruption prevents the conduits from issuing commercial paper or, in some cases, when certain specified conditions or performance measures are not met. Within liquidity facilities are credit enhancements that the Bank provides in the form of financial standby letters of credit to commercial paper conduits sponsored by the Bank. As at October 31, 2008, these credit enhancements amounted to $1,269 million, compared to $1,187 million last year.
     -  Indemnification contracts: In the ordinary course of business, the
        Bank enters into many contracts where the Bank may indemnify contract counterparties for certain aspects of the Bank's past conduct if other parties fail to perform, or if certain events occur. The Bank cannot estimate, in all cases, the maximum potential future amount that may be payable, nor the amount of collateral or assets available under recourse provisions that would mitigate any such payments.
        Historically, the Bank has not made any significant payments under these indemnities.
     -  Loan commitments: The Bank has commitments to extend credit, subject to specific conditions, which represent undertakings to make credit available in the form of loans or other financings for specific amounts and maturities. As at October 31, 2008, these commitments amounted to $130 billion, compared to $114 billion a year earlier. The majority of these commitments are short-term in nature, with original maturities of less than one year. The year-over-year increase reflects a general increase in customer business as well as the strengthening of the U.S. dollar.
     >>

     These guarantees and loan commitments may expose the Bank to credit or liquidity risks, and are subject to the Bank's standard review and approval processes. For the guarantee products, the above dollar amounts represent the maximum risk of loss in the event of a total default by the guaranteed parties, and are stated before any reduction for recoveries under recourse provisions, insurance policies or collateral held or pledged.
     Fees from the Bank's guarantees and loan commitment arrangements, recorded in credit fees in other income in the Consolidated Statement of
Income, were $240 million in 2008, compared to $213 million in the prior year.

     Selected credit instruments

     Mortgage-backed securities

     Non-trading portfolio

     Total mortgage-backed securities held as available-for-sale securities represent approximately 1% of the Bank's total assets as at October 31, 2008, and are shown in table below. Exposure to U.S. subprime mortgages risk is nominal.

     Trading portfolio

     Total mortgage-backed securities held as trading securities represent less than 0.1% of the Bank's total assets as at October 31, 2008, and are shown in the table below.

     <<
     Mortgage-backed securities

                           As at October 31, 2008      As at October 31, 2007
     -------------------------------------------------------------------------
     Carrying value     Non-trading       Trading   Non-trading       Trading
      ($ millions)        portfolio     portfolio     portfolio     portfolio
     -------------------------------------------------------------------------
     Canadian NHA
      mortgage-backed
      securities(1)         $ 6,294       $   184       $ 4,435       $   517
     Commercial
      mortgage-backed
      securities              123(2)         47(3)        110(2)         38(3)
     Other residential
      mortgage-backed
      securities                 55             -             5             -
                       -------------------------------------------------------
     Total                  $ 6,472       $   231       $ 4,550       $   555
                       -------------------------------------------------------
                       -------------------------------------------------------

     (1) Canada Mortgage and Housing Corporation provides a guarantee of timely payment to NHA mortgage-backed security investors.
     (2) The assets underlying the commercial mortgage-backed securities in the non-trading portfolio relate to non-Canadian properties.
     (3) The assets underlying the commercial mortgage-backed securities in the trading portfolio relate to Canadian properties.
     >>

     Montreal Accord Asset-Backed Commercial Paper (ABCP)

     The fair value of Montreal Accord ABCP held by the Bank as at October 31,
2008 was $144 million (October 31, 2007 - $187 million). These securities are currently subject to a restructuring which, if successful, will result in converting these holdings into longer-dated securities. The Bank's ABCP carrying value represents approximately 62% of par value. In valuing these securities, the Bank considers the nature of the underlying assets, the impact of current credit spreads on the value of similar structured asset type exposure and other market factors. Net write-downs relating to ABCP recorded this year were $44 million (2007 - $20 million).
     As part of the proposed restructuring plan, the Bank will participate in a margin funding facility, which is similar to an unfunded loan commitment.

     Collateralized debt obligations and collateralized loan obligations

     Non-trading portfolio

     The Bank has collateralized debt obligation (CDO) and collateralized loan obligation (CLO) investments in its non-trading portfolio which are primarily classified as available-for-sale securities. CDOs and CLOs generally achieve their structured credit exposure either synthetically through the use of credit derivatives, or by investing and holding corporate loans or bonds.
These investments are carried at fair value on the Bank's Consolidated Balance
Sheet. Changes in the fair value of cash-based CDOs/CLOs are reflected in
Other Comprehensive Income, unless there has been an other-than-temporary decline in fair value which is recorded in net income. Changes in the fair value of synthetic CDOs/CLOs are reflected in net income. Substantially all of the referenced assets of the Bank's CDO and CLO investments are corporate exposures with no U.S. mortgage-backed securities.
     As at October 31, 2008, the remaining exposure to CDOs was $420 million
(October 31, 2007 - $565 million) of which $83 million is included in
Accumulated Other Comprehensive Income (AOCI). This portfolio is well diversified, with an average individual CDO holding of $13 million and no single industry exceeding 21% of the referenced portfolio on a weighted average basis. Based on their carrying values, the CDOs have a weighted average rating of AA. More than 18% of these investments are senior tranches with subordination of 10% or more and 17% of the investments are in equity tranches. During the year, the Bank recorded a pre-tax loss of $516 million in net income (2007 - $35 million) and a pre-tax loss of $76 million in Other
Comprehensive Income (2007 - $7 million), reflecting changes in the fair value of the CDOs. The decline in fair value of CDOs was driven by the widening of credit spreads, coupled with recent credit events in certain previously highly-rated reference assets.
     As at October 31, 2008, the fair value of the Bank's investments in CLOs was $660 million (October 31, 2007 - $675 million), net of $436 million recorded in AOCI. This portfolio is well diversified with an average individual CLO holding of $6 million and no single industry exceeding 12% of the referenced portfolio on a weighted average basis. These CLOs are primarily investment grade and have a weighted average rating of AA. More than 94% of these investment holdings are senior tranches with subordination of 10% or more. Only 2% of the investments are in equity tranches. During the year, the
Bank recorded a pre-tax loss of $35 million in net income (2007 - $3 million)
and a pre-tax loss of $432 million in Other Comprehensive Income (2007 - $4 million), reflecting changes in the fair value of the CLOs. The above movements in fair value relating to CLOs reflect changes in asset prices arising mainly from liquidity challenges and some change in underlying credit quality of the loans. Although these investments have experienced a decline in fair value, the Bank has the ability and intent to hold these securities until there is a recovery in fair value, which may be at maturity. These unrealized losses are considered temporary in nature.
     The key drivers of the change in fair value of CDOs and CLOs are changes in credit spreads and the remaining levels of subordination. Based on positions held at October 31, 2008, a 50 basis point widening of relevant credit spreads would result in a pre-tax decrease of approximately $12 million in income and $21 million in Other Comprehensive Income.

     Trading portfolio

     The Bank also holds synthetic CDOs in its trading portfolio as a result of structuring and managing transactions with clients and other financial institutions.
     To hedge the net exposure, the Bank purchases or sells CDOs to other financial institutions, along with purchasing and/or selling index tranches or single name credit default swaps (CDSs). The main driver of the value of
CDOs/CDSs is changes in credit spreads. Based on positions held at October 31,
2008, a 50 basis point widening of relevant credit spreads in this portfolio would result in a pre-tax increase of approximately $3 million in income.
     More than 79% of these CDO exposures are investment grade equivalent.
Substantially all of the Bank's credit exposure to CDO swap counterparties is to entities which are externally or internally rated the equivalent of A- or better.
     The referenced assets underlying the trading book CDOs are substantially all corporate exposures, with no mortgage-backed securities.

     <<
     Collateralized debt obligations (CDOs)

     Trading portfolio
     -------------------------------------------------------------------------
                             As at October 31, 2008    As at October 31, 2007
     -------------------------------------------------------------------------
                                          Positive/                 Positive/
     Outstanding              Notional    (negative)    Notional    (negative)
      ($ millions)              Amount   fair value       Amount   fair value
     -------------------------------------------------------------------------
     CDOs - sold protection    $ 6,647      $(3,368)     $ 4,003      $  (216)
     CDOs - purchased
      protection               $ 6,550      $ 3,187      $ 3,025      $    74
                              ------------------------------------------------
                              ------------------------------------------------
     >>

     Structured Investment Vehicles

     As at October 31, 2008, the carrying value of the Bank's investments in
Structured Investment Vehicles (SIVs) was nil (October 31, 2007 - $125
million). The reduction resulted from a combination of write-offs and asset exchanges during the year. The Bank does not sponsor, manage or provide liquidity support to SIVs.

     Exposure to monoline insurers

     The Bank has insignificant direct exposure to monoline insurers. The Bank has indirect exposures of $2.8 billion (October 31, 2007 - $4.0 billion) in the form of monoline guarantees which provide enhancement to public finance and other transactions, where the Bank has provided credit facilities to either the issuers of securities or facilities which hold such securities. The
Bank's public finance exposures of $1.5 billion (October 31, 2007 - $2.9 billion) are primarily to U.S. municipalities and states. The securities related to these facilities are primarily rated investment grade without the guarantee, and represent risk the Bank would take without the availability of the guarantee. More than 81% of these securities are rated A or above.
     Other indirect exposures to monoline insurers were $1.3 billion (October
31, 2007 - $1.1 billion). These exposures are primarily comprised of $0.9 billion (October 31, 2007 - $0.8 billion) of guarantees by the monolines on diversified asset-backed securities held by the Bank's U.S. multi-seller conduit (as discussed in the earlier section on Multi-seller conduits sponsored by the Bank). The two monoline insurers providing these guarantees are currently externally rated investment grade. Without these guarantees, certain of the underlying assets of the diversified asset-backed securities would not be rated investment grade.

     Exposure to Alt-A

     In the U.S., loans are classified as Alt-A when they have higher risk characteristics such as lower credit scores and/or higher loan-to-value ratios. As at October 31, 2008, the Bank had insignificant direct and indirect exposure to U.S. Alt-A loans and securities. In Canada, the Bank does not have a mortgage program which it considers to be an equivalent of U.S. Alt-A.

     Leveraged loans

     The Bank may provide leveraged financing to non-investment grade customers to facilitate their buyout, acquisition and restructuring activities. The Bank's exposure to highly leveraged loans awaiting syndication as at October 31, 2008 was nominal.

     Auction-rate securities

     Auction-rate securities ("ARS") are long-term, variable rate notes issued by trusts referenced to long-term notional maturity but have interest rates reset at predetermined short-term intervals. ARS are issued by municipalities, student loan authorities and other sponsors through auction managed by financial institutions. The Bank does not sponsor any ARS program and does not hold any ARS.

     Automotive industry exposure

     The Bank's direct (corporate and commercial) loan exposure to the North
American and European automotive industry as at October 31, 2008, was comprised of the following:

     <<
     ($ billions)
     Original equipment manufacturers (OEM)     $0.5
     Financing and leasing                       1.2
     Parts manufacturers                         0.7
     Dealers                                     2.8
                                                 ---
     Total                                      $5.2
     >>

     Approximately 63% of this exposure is rated investment grade, either externally or based on the Bank's internal rating program, and loans are typically senior in the capital structure of the borrowers. The loss ratio -
loan losses as a percentage of average loan exposures - on this portfolio was
9 basis points in 2008, unchanged from 2007.
     The Bank is actively managing its exposure to this sector. Regular stress tests are performed on this exposure, covering a number of different scenarios, including the potential default of a North American OEM. In addition, the Bank has focused on large multi-dealer relationships and parts manufacturing customers with geographic and OEM diversity, and has lowered its exposure to North American OEMs.

     Consumer auto-based securities

     The Bank holds $7.8 billion (October 31, 2007 - $6.2 billion) of consumer auto-based securities which are classified as available-for-sale. Of the year-
over-year growth, half arose from foreign currency translation. These securities are almost all loan-based securities, with only 2% of these holdings representing leases. The loan-based securities arise from retail installment sales contracts ("loans") which are primarily acquired through a
US$6 billion revolving facility to purchase U.S. and Canadian consumer auto loans from a North American automotive finance company. This facility has a remaining revolving period of approximately two years. This facility was recently modified to allow the seller to sell Canadian-based loans to the Bank for a limited period rather than U.S.-based loans. The facility is structured with credit enhancement in the form of over collateralization provided at the time of the loan purchases, resulting in no further reliance on the seller for credit enhancement. For each subsequent purchase under the revolving credit facility, the credit enhancement is a multiple of the most recent pool loss data for the seller's overall managed portfolio.
     The Bank conducts periodic stress tests on the loan-based securities.
Under different stress scenarios, the loss on this U.S. consumer auto loan-backed securities portfolio is within the Bank's risk tolerance.
Approximately 80% of these securities are externally rated AAA and have a weighted average life of approximately two years.
     These securities are carried at fair value with the change in fair value recorded in Other Comprehensive Income. The Bank has recorded a pre-tax cumulative unrealized loss of $272 million in Accumulated Other Comprehensive
Income (2007 - unrealized gain $40 million). While there has been some deterioration in credit quality, the unrealized loss was primarily attributable to wider credit spreads. As the Bank has the ability and intent to hold these securities until there is a recovery in fair value, which may be to maturity, these unrealized losses are considered temporary in nature.
     In addition, the Bank provides liquidity facilities to its own sponsored multi-seller conduits and to non-bank sponsored conduits to support automotive loan and lease assets held by those conduits. For details, see earlier sections on Multi-seller conduits sponsored by the Bank and Liquidity facilities provided to non-Bank sponsored conduits.

     <<
     Canadian Banking
                                                    For the           For the
                                         three months ended        year ended
     -------------------------------------------------------------------------
                                  October     July  October  October  October
     (Unaudited) ($ millions)          31       31       31       31       31
     (Taxable equivalent basis)(1)   2008     2008     2007     2008     2007
     -------------------------------------------------------------------------
     Business segment income
     Net interest income          $ 1,160  $ 1,122  $   954  $ 4,324  $ 3,855
     Provision for credit losses      107       99       78      399      295
     Other income                     554      564      663    2,174    2,248
     Non-interest expenses            939      914      927    3,632    3,559
     Provision for income taxes       202      210      173      743      685
     -------------------------------------------------------------------------
     Net Income(2)                $   466  $   463  $   439  $ 1,724  $ 1,564
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     Other measures
     Return on equity(1)             38.0%    38.5%    37.0%    35.6%    33.0%
     Average assets ($ billions)  $   185  $   177  $   163  $   175  $   154
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) Non-GAAP measure. Refer to Non-GAAP measures section of this press release for a discussion of these measures.
     (2) Commencing in 2008, the reporting segment profitability has been changed from net income available to common shareholders to net income. Prior periods have been restated.
     >>

     Full Year

     Canadian Banking reported net income of $1,724 million in 2008, $160 million or 10% higher than last year. Return on equity was 35.6%. Canadian
Banking accounted for 55% of the Bank's total net income. Prior year results included a gain of $92 million (net of applicable taxes) from the global Visa restructuring. Excluding this gain, underlying net income growth was $252 million or 17%. Retail and small business banking, commercial banking, and wealth management all generated solid performances.

     Assets and liabilities
     Average assets grew $21 billion or 14% in 2008. This was led by a substantial increase in residential mortgage balances (before securitization)
of $14 billion or 15%. There was also a very good year-over-year increase in personal revolving credit and other personal loans. This resulted in a market share gain of 10 basis points versus last year in total personal lending.
Business lending, including acceptances, was 13% higher than last year.
     Retail and small business deposits grew $10 billion or 12% due mainly to an increase in term deposit balances and the impact of the Dundee Bank acquisition. These strong results led to an industry-leading gain in total personal deposit market share of 61 basis points from last year. Commercial deposits, including current accounts and non-personal term deposits, rose 3%.
In wealth management, assets under administration declined 2% to $128 billion, as market-driven losses were partially offset by net asset inflows. Assets under management grew 2% to $26 billion.

     Revenues
     Total revenues were $6,498 million, up $395 million or 6% from last year.
Net interest income increased $469 million to $4,324 million, due to strong volume growth in both assets and deposits. This was partially offset by a decline in the margin of 5 basis points to 2.46%, due to a shift into relatively lower yielding variable rate mortgages, as well as higher wholesale funding requirements. This was partially offset by lower wholesale funding rates. Other income for the year was $2,174 million, a decrease of $74 million or 3%. Excluding the $111 million gain related to the global Visa restructuring in 2007, other income rose 2% or $37 million.
     Solid performances in retail and small business and commercial banking were partly offset by a 2% decline in wealth management revenues reflecting difficult market conditions.
     Retail and small business banking total revenues were $4,014 million, up
$262 million or 7% from last year excluding the Visa restructuring gain. Net interest income rose $219 million or 8% from strong growth in assets and deposits, partially offset by a lower margin. Excluding the 2007 Visa gain, other income rose $43 million or 5% due to higher foreign exchange, increased service fees from chequing and savings accounts due to new account growth, and higher credit card revenues, reflecting growth in cardholder transactions.
     Commercial banking total revenues rose $275 million or 26% to $1,349 million in 2008. Net interest income was 34% higher than last year, driven by strong growth in assets and a higher margin. Average assets rose 18% and average deposits increased 3%. Year over year, other income rose 4% to $328 million.

     Provision for Credit Losses
     The provision for credit losses was $399 million in 2008, an increase of
$104 million compared to last year. This was due to higher provisions in both the commercial and retail portfolios. The increase in the commercial provisions related primarily to a small number of accounts and to increases in small business banking, compared to a very low level of commercial provisions in 2007. The increase in retail provisions related mainly to asset growth in
Scotia Dealer Advantage (formerly Travelers Leasing) and the credit card portfolios, offset by higher recoveries in other personal loans.

     Non-interest expenses
     Non-interest expenses of $3,632 million rose modestly in 2008, up $73 million or 2% from last year. The increase was due mostly to the acquisitions of Dundee Bank, Scotia Dealer Advantage and TradeFreedom, and the impact of growth initiatives, including expansion of the branch network and sales force and normal merit increases. Partially offsetting were lower commission-based, stock-based and other performance-based compensation.

     Fourth Quarter

     Net income for the fourth quarter was $466 million, an increase of $28 million or 6% from the same quarter last year. Excluding the gain on the global Visa restructuring, net income was up 35%. Quarter over quarter, net income rose 1% as higher revenues were mostly offset by increases in the provision for credit losses and non-interest expenses.
     Year over year, net interest income rose by $206 million or 22% from strong asset and deposit growth and a 16 basis point improvement in the margin. Retail assets before securitization rose 11%, due primarily to growth of $12 billion or 11% in residential mortgage balances. Quarter over quarter, net interest income increased $39 million or 3% due to growth in both assets and deposits.
     Excluding the 2007 Visa gain, other income was in line with the same quarter last year. Higher foreign exchange and transaction service fees were mostly offset by declines in wealth management revenues due to difficult market conditions, which impacted full-service brokerage, mutual funds and private client revenues. Compared to last quarter, other income declined by 2%
due entirely to lower wealth management results arising from difficult market conditions.
     The provision for credit losses was $107 million up from $78 million in the same quarter last year and $99 million in the previous quarter. Both increases were due mainly to higher provisions in the commercial portfolio. In the retail portfolio, higher provisions attributable to asset growth and increased provisions for Scotia Dealer Advantage were largely offset by higher recoveries in other personal loans.
     Non-interest expenses rose $12 million or 1% from the same quarter last year, due in part to normal merit increases, the acquisition of E(x)Trade
Canada, branch network expansion, the addition of sales staff, and other growth initiatives. Partially offsetting these increases were lower commission-based and stock-based compensation. Non-interest expenses rose $25 million or 3% quarter over quarter, due in part to the E(x)Trade Canada acquisition, growth initiatives, and the timing of expenses. Partly offsetting were lower pension and benefit expenses, as well as a decline in commission and stock-based compensation.

     <<
     -------------------------------------------------------------------------
     International Banking
                                                    For the           For the
                                         three months ended        year ended
     -------------------------------------------------------------------------
                                  October     July  October  October  October
     (Unaudited) ($ millions)          31       31       31       31       31
     (Taxable equivalent basis)(1)   2008     2008     2007     2008     2007
     -------------------------------------------------------------------------
     Business segment income
     Net interest income          $   940  $   847  $   710  $ 3,315  $ 2,762
     Provision for credit losses       90       56       27      236      101
     Other income                     228      389      380    1,282    1,227
     Non-interest expenses            753      698      582    2,634    2,279
     Provision for income taxes        75      118       89      422      241
     Non-controlling interest in
      net income of subsidiaries       23       29       33      119      118
     -------------------------------------------------------------------------
     Net Income(2)                $   227  $   335  $   359  $ 1,186  $ 1,250
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     Other measures
     Return on equity(1)             10.5%    15.8%    21.3%    15.5%    19.5%
     Average assets ($ billions)  $    88  $    81  $    65  $    79  $    66
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) Non-GAAP measure. Refer to Non-GAAP measures section of this press release for a discussion of these measures.
     (2) Commencing in 2008, the reporting segment profitability has been changed from net income available to common shareholders to net income. Prior periods have been restated.
     >>

     Full Year

     International Banking's net income was $1,186 million in 2008, a decrease of $64 million or 5% from last year. Excluding $128 million in charges relating to valuation adjustments, the $29 million gain from the IPO of the
Mexican Stock Exchange in 2008, as well as the $71 million in gains on the global Visa restructuring in 2007, net income was up $106 million or 9% from last year despite the $83 million negative impact of foreign currency translation. The most significant contributors to this earnings growth were
Peru, Asia and the acquisition in Chile. Mexico also had strong retail loan growth, but was impacted by increased loan losses and a higher tax rate, as the remaining tax loss carry forwards were fully utilized during 2007.
International Banking accounted for 38% of the Bank's total net income and had a return on equity of 15.5%.

     Assets and liabilities
     Average assets increased 20% during the year to $79 billion, despite the
6% negative impact of foreign currency translation. The increase was a result of our normal business growth as well as from acquisitions. Commercial loan growth from existing businesses of $8 billion or 29% was primarily in Asia and the Caribbean and Central America. Similarily, strong retail loan growth of
21% was driven by credit cards and mortgages, up 32% and 25% respectively, spread across the business line. Growth in low-cost deposits was also strong at 11%, as balances rose due to acquisitions, as well as business growth throughout the Caribbean, Peru and Mexico.

     Revenues
     Total revenues were $4,597 million in 2008, an increase of $608 million or 15% from last year, including a $239 million negative impact from foreign currency translation.
     Net interest income was $3,315 million in 2008, an increase of $553 million or 20% from last year, despite a negative foreign currency translation impact of $176 million. The underlying increase was a result of strong loan growth across the division of 26%, as well as the impact of the acquisition in
Chile. The net interest margin was down slightly from last year, with small increases in Mexico and the Caribbean, offset by a decrease in Peru.
     Other income increased $55 million or 4% year over year to $1,282 million. Excluding the gains on the global Visa restructuring in 2007, the charges relating to valuation adjustments, the gain from the IPO of the
Mexican Stock Exchange in 2008, and the negative foreign currency translation, growth was a strong 28%. This was partly a result of the acquisitions in
Chile, Peru and the Caribbean and Central America, higher gains on non-trading securities and widespread transaction-driven growth.

     Caribbean and Central America
     Total revenues were $1,712 million in 2008, an increase of $46 million or
3%, despite the negative impact of foreign currency translation and the gains on the global Visa restructuring in 2007.
     Net interest income was $1,289 million in 2008, an increase of $96 million or 8% from last year, or 17% excluding the negative impact of foreign currency translation. The underlying increase was driven by asset growth across the region, with a 12% increase in commercial lending, 31% increase in credit cards and 21% increase in mortgages.
     Other income of $423 million was down $50 million from last year. This included the negative impact of foreign currency translation of $27 million and the $63 million in gains from the global Visa restructuring in 2007. The underlying 8% growth was due to acquisitions, a positive change in the fair value of certain financial instruments, as well as increases in credit card and personal banking fees.

     Mexico
     Total revenues were $1,381 million in 2008, an increase of $15 million or
1%. This included a negative impact of foreign currency translation of $70 million and $19 million in gains from the global Visa restructuring in 2007.
     Net interest income was $903 million in 2008, an increase of $15 million or 2% from last year, including a $45 million negative impact of foreign currency translation. The underlying increase was driven by strong retail loan growth, with 32% growth in credit card balances and a 29% increase in mortgages. Net interest margins also rose from last year reflecting a change in the mix of assets.
     Other income was flat compared to last year, as the gain from the IPO of the Mexican Stock Exchange this year was offset by the negative impact of the gains from the global Visa restructuring in 2007 and foreign currency translation. Organic growth in retail fees and other transaction driven revenues was offset by lower investment banking revenues and commercial banking fees.

     Other Latin America and Asia
     Total revenues were $1,504 million in 2008, an increase of $547 million, due primarily to the acquisitions in Chile, Peru and Asia. The remaining increase was due primarily to very strong widespread loan growth, including
63% in commercial loans, as well as increased investment banking revenues and gains on non-trading securities. These were partly offset by lower other income in Asia due to charges relating to valuation adjustments and the negative impact of foreign currency translation.

     Non-interest expenses
     Non-interest expenses were $2,634 million in 2008, up $355 million or 16%
from last year. This included the $114 million favourable impact of foreign currency translation and a $189 million increase from acquisitions. The remaining growth was due to higher compensation expenses consistent with business growth and new branch openings, volume driven increases in communications and processing costs, higher credit card expenses, litigation fees and advertising.

     Provision for Credit Losses
     The provision for credit losses was $236 million in 2008, an increase of
$135 million compared to last year. Retail portfolios in Mexico, Peru, and
Caribbean as well as, to a lesser extent Chile, recorded increased provisions for credit losses mainly related to asset growth, acquisitions and rising delinquency in certain markets. The International commercial portfolio continued to benefit from similar levels of net reversals and recoveries as last year.

     Fourth Quarter

     International Banking's net income in the fourth quarter of 2008 was $227 million, a decrease of $132 million or 37% from the same period last year, and
$108 million or 32% below last quarter. Excluding the charges relating to valuation adjustments this quarter and the gain realized in 2007 on the Visa restructuring, net income was up 14% year over year, but fell 2% quarter over quarter. The increase from last year was due primarily to strong loan growth across the division, partly offset by increased loan loss provisions and taxes. The decline from last quarter was due primarily to the gain from the
IPO of the Mexican Stock Exchange last quarter, increased loan loss provisions and taxes, partly offset by loan growth from existing businesses and acquisitions.
     Average asset volumes were $88 billion this quarter, up $23 billion or
35% from last year, including a positive foreign currency translation impact of $5 billion. The underlying increase was a result of the acquisition in
Chile, a 34% rise in commercial loans, primarily in Asia and the Caribbean, as well as robust growth in credit cards and mortgages, up 31% and 24%
respectively. Average assets were up $7 billion or 8% from last quarter, including a positive foreign currency translation impact of $4 billion. This was primarily a result of widespread commercial loan growth of 8%.
     Total revenues were $1,168 million this quarter, an increase of $78 million or 7% from last year. However, compared to last quarter revenues fell
$68 million or 6%.
     Net interest income was $940 million this quarter, up $230 million or 32%
from last year and $93 million or 11% from last quarter. This growth included the positive impact of foreign currency translation of $49 million as compared to last year and $29 million versus last quarter. These increases were driven by very strong loan and deposit growth across the segment, as well as from acquisitions. Interest margins were down five basis points from last year, but rose 13 basis points versus last quarter.
     Other income was $228 million this quarter, down $152 million or 40% from last year, due to the gain in 2007 from the global Visa restructuring, and valuation charges this quarter, partly offset by the positive impact of foreign currency translation. The remaining increase of 16% was due to widespread customer-driven transaction revenues, primarily in card and personal banking fees, investment banking revenues, as well as the impact of acquisitions. Quarter over quarter, other income decreased $161 million, reflecting the charges this quarter noted above and the gains last quarter from the IPO of the Mexican Stock Exchange. In addition, there were lower gains on non-trading securities.

     Non-interest expenses
     Non-interest expenses were $753 million this quarter, up $171 million or
29% from last year and $55 million or 8% above last quarter. Excluding the negative impact of foreign currency translation and the impact of acquisitions, expenses increased 8% from last year and were unchanged from last quarter. The increase from last year was due to increased compensation and related expenses consistent with overall volume growth and branch expansion.

     Credit quality
     The provision for credit losses was $90 million in the fourth quarter, compared to $27 million in the same period last year and $56 million last quarter. The increases were due primarily to higher retail provisions related to asset growth, acquisitions and rising delinquency in certain markets. In addition commercial provisions increased from last year due to acquisitions and from last quarter due to lower recoveries this quarter.

     Income Taxes
     The effective tax rate this quarter was 24%, up 5% from the same period last year and 1% lower than last quarter. The increase from last year was due to the low effective tax rate on the Visa gains in 2007.

     <<
     Scotia Capital
                                                    For the           For the
                                         three months ended        year ended
     -------------------------------------------------------------------------
                                  October     July  October  October  October
     (Unaudited) ($ millions)          31       31       31       31       31
     (Taxable equivalent basis)(1)   2008     2008     2007     2008     2007
     -------------------------------------------------------------------------
     Business segment income
     Net interest income          $   331  $   269  $   364  $ 1,120  $ 1,160
     Provision for credit losses       10        4      (10)      (5)    (101)
     Other income                     (99)     383      156      707    1,290
     Non-interest expenses            249      254      225      937    1,013
     Provision for income taxes       (71)      97       76      108      413
     -------------------------------------------------------------------------
     Net Income(2)                $    44  $   297  $   229  $   787  $ 1,125
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     Other measures
     Return on equity(1)              3.6%    34.1%    24.2%    21.5%    29.0%
     Average assets ($ billions)  $   169  $   162  $   150  $   164  $   152
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) Non-GAAP measure. Refer to Non-GAAP measures section of this press release for a discussion of these measures.
     (2) Commencing in 2008, the reporting segment profitability has been changed from net income available to common shareholders to net income. Prior periods have been restated.
     >>

     Full Year

     Scotia Capital contributed net income of $787 million in 2008, a 30%
decrease from last year. However, underlying performance was solid given market conditions. In 2008 Scotia Capital absorbed approximately $382 million after tax ($632 million pre-tax) in charges relating to certain trading activities and valuation adjustments. Revenues decreased 25%, due primarily to the impact of these charges. However, market conditions also provided profitable opportunities, including some specific transactions. There were record performances in our foreign exchange, precious metals, fixed income and
ScotiaWaterous businesses, accompanied by revenue growth from the lending portfolios. This mitigated the decline in revenues in other areas due to difficult market conditions, and highlights the strength and diversification of our businesses. Exposure to credit losses remained generally favourable, although significantly lower net loan loss and interest recoveries were realized than the prior year. Return on equity was 22%, lower than last year's performance. Scotia Capital contributed 25% of the Bank's overall results.

     Assets and liabilities
     Total average assets rose to $164 billion, an increase of 8% compared to last year. Average corporate loans and acceptances grew $7.2 billion, or 24%, to $37.9 billion. This strong growth was achieved in the U.S., Europe and
Canada. There was also an increase of $2 billion in trading securities and loans to support both client-driven activity and trading opportunities.

     Revenues
     Total revenues decreased to $1,827 million, down 25% compared to the prior year, due primarily to the charges mentioned above. Revenues decreased in both Global Capital Markets and Global Corporate and Investment Banking.
Net interest income decreased 3% to $1,120 million, due primarily to lower interest from trading operations and lower interest recoveries on impaired loans, which was partially offset by substantially higher interest from the lending portfolios. Other income declined 45% to $707 million reflecting both lower trading revenues and charges related to certain trading activities and valuation adjustments. As well, lower investment banking revenues were partly offset by higher credit-related fees.

     Global Corporate and Investment Banking
     Total revenues were $806 million, a decrease of 32% compared to last year. This primarily reflected the writedown to fair value of CDOs in the U.S.
portfolio. Interest income rose a modest 3% as strong growth in asset volumes and portfolio spreads in all lending markets was substantially offset by lower interest recoveries from impaired loans. Loan origination fees also increased.
Other income decreased substantially from the prior year, reflecting the writedowns mentioned above. New issue and advisory fees decreased due to the lower level of market activity, despite record advisory fees in
ScotiaWaterous. Credit fees were higher, partly driven by growth in acceptance fees in Canada.

     Global Capital Markets
     Total revenues decreased 18% to $1,021 million compared to last year.
This partly reflects the fourth quarter charge of $171 million in trading revenues related to the bankruptcy of Lehman Brothers and the recognition in
2007 of $135 million of losses on structured credit instruments as well as a
$43 million gain on the sale of the bond index business. Interest income from trading operations decreased 10%, due mainly to lower tax-exempt dividend income. Other income declined 26% despite record revenues in our foreign exchange, precious metals and fixed income businesses. In addition to the items mentioned above, revenues from derivatives declined and losses were incurred in equity trading.

     Non-interest expenses
     Non-interest expenses were $937 million in 2008, an 8% decrease from last year, due largely to a substantial reduction in performance-related compensation. This was partly offset by higher technology spending to support business growth. Also, there were decreases in costs related to pensions and benefits, travel and business development, professional fees and capital taxes.

     Provision for Credit Losses
     Scotia Capital reported net loan loss recoveries of $5 million in 2008, compared to $101 million in 2007. Recoveries in 2008 were realized primarily in the Canadian, U.S., and European portfolios, partially offset by two new provisions.

     Fourth Quarter

     Net income for the quarter was $44 million, a $185 million decrease from last year, and $253 million below last quarter. Compared to last year, revenues were significantly lower and there were modest increases in loan losses and expenses. The decrease compared to the third quarter reflected lower revenues.
     Revenues were $232 million in the fourth quarter, a decrease of $287 million from the prior year and $420 million from the third quarter, primarily reflecting the fourth quarter charges relating to certain trading activities and valuation adjustments.

     Global Corporate and Investment Banking
     Revenues decreased $261 million from the same period last year and $275 million from the third quarter, primarily reflecting the writedown to fair value of CDOs in the U.S. portfolio. Compared to the same period last year, interest income increased 41% from volume growth in all lending markets combined with higher credit spreads and loan origination fees. Other income decreased $317 million from the fourth quarter of the prior year due to the charges mentioned above; underlying revenues were flat. Compared to last quarter, interest income was up 34% from higher lending volumes and spreads.
Other income, apart from the fourth quarter charges, was down slightly due to lower new issue and advisory fees.

     Global Capital Markets
     Revenues decreased 11% from last year and 41% from the previous quarter.
The current quarter results reflect $171 million in charges related to the
Lehman Brothers bankruptcy and the prior year includes $135 million of losses on structured credit instruments offset by the $43 million gain on the sale of the bond index business. Interest income was lower than the same period last year due to lower tax-exempt dividend income. Other income increased compared to the fourth quarter last year due to record revenues earned in the foreign exchange and precious metals businesses and higher underlying derivatives revenues. The decrease compared to last quarter was more pronounced due to the fourth quarter charges.

     Provision for Credit Losses
     There was a net loan loss provision of $10 million in the fourth quarter, compared to a net loan loss recovery of $10 million last year and a net provision of $4 million last quarter. The loan loss provision in the fourth quarter relates primarily to one account in the United States, compared to net recoveries recognized in the United States last year.

     Non-Interest Expenses
     Total non-interest expenses were $249 million in the fourth quarter, 11%
higher than last year but 2% lower than the third quarter. The increase compared to last year primarily reflected higher hiring costs, as well as increased pension and benefit costs. In addition higher expenses for technology, support and clearing fees were partially offset by a decrease in professional fees and travel and business development expenses. The decrease from the previous quarter reflected lower performance-based compensation, partially offset by increased hiring costs.

     <<
     Other(1)
                                                    For the           For the
                                         three months ended        year ended
     -------------------------------------------------------------------------
                                  October     July  October  October  October
     (Unaudited) ($ millions)          31       31       31       31       31
     (Taxable equivalent basis)(2)   2008     2008     2007     2008     2007
     -------------------------------------------------------------------------
     Business segment income
     Net interest income(3)       $  (490) $  (292) $  (312) $(1,185) $  (679)
     Provision for credit losses        -        -        -        -      (25)
     Other income                    (133)      92      163      139      627
     Non-interest expenses              3       23       58       93      143
     Provision for income taxes(3)   (204)    (138)    (134)    (582)    (276)
     -------------------------------------------------------------------------
     Net Income (Loss)(4)         $  (422) $   (85)  $  (73) $  (557) $   106
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     Other measures
     Average assets ($ billions)  $    39  $    37  $    31  $    37  $    31
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross up reported in net interest income and provision for income taxes, differences in the actual amount of costs incurred and charged to the operating segments, and the impact of securitizations.
     (2) Non-GAAP measure. Refer to Non-GAAP measures section of this press release for a discussion of these measures.
     (3) Includes the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes for the three months ended October 31, 2008 ($95), July 31, 2008 ($103), October
         31, 2007 ($216), and the years ended October 31, 2008 ($416) and
         October 31, 2007 ($531) to arrive at the amounts reported in the
         Consolidated Statement of Income.
     (4) Commencing in 2008, the reporting segment profitability has been changed from net income available to common shareholders to net income. Prior periods have been restated.
     >>

     Full Year

     Net loss in the other segment was $557 million in 2008, compared to net income of $106 million in 2007. Net interest income and the provision for income taxes include the elimination of tax-exempt income gross up. This amount is included in the operating segments, which are reported on a taxable equivalent basis. The elimination was $416 million in 2008, compared to $531 million last year.

     Revenues
     Net interest income was negative $1,185 million this year, compared to negative $679 million in 2007. This decrease was due primarily to mark-to-market losses relating to derivatives used for asset/liability management purposes that do not qualify for hedge accounting. These losses are expected to reverse over the life of the hedges. (Please refer to the Items of
Note section at the end of this release for further details.) In addition, there were higher costs associated with managing the Bank's interest rate risk, including higher liquidity premiums in the wholesale funding market.
     Other Income of $139 million was $488 million lower than last year. The decrease was mainly attributable to lower gains on non-trading securities. In addition, there were valuation adjustments totaling $280 million, compared to
$56 million in 2007. (Please refer to the Items of Note section at the end of this release for further details.) These declines were partly offset by higher securitization revenues.

     Non-interest expenses
     Non-interest expenses decreased by $50 million from last year to $93 million, mainly from lower litigation and property-related expenses.

     Provision for Credit Losses
     The provision for credit losses in 2007 included a $25 million reduction in the general allowance. There was no reduction in the general allowance in
2008.

     Income taxes
     The provision for income taxes includes the elimination of the gross up of tax exempt income, which was $115 million lower than last year.

     Fourth Quarter

     The net loss in the fourth quarter was $422 million, compared to a loss of $73 million in the same quarter last year, and $85 million in the prior quarter.
     Net interest income and the provision for income taxes include the elimination of tax-exempt income gross up. This amount is included in the operating segments, which are reported on a taxable equivalent basis. The elimination was $95 million this quarter, compared to $216 million in the same period last year, and $103 million in the previous quarter.
     Net interest income was negative $490 million this quarter, $178 million below the same quarter last year, and $198 million below last quarter.
Contributing to this decline was the impact of certain derivatives used for asset/liability management purposes that do not qualify for hedge accounting.
This was driven by continuing reductions in interest rates and is expected to reverse over the average three-year life of the hedges such that no economic loss should occur. In addition there were higher volumes of longer term funding instruments including debentures versus the same period last year.
     Other Income was a negative $133 million this quarter compared to $163 million last year and $92 million last quarter. The declines were attributable to lower gains on non-trading securities. In addition, there were valuation adjustments of $173 million related to available-for-sale securities and CDOs.
(Please refer to the Items of Note section at the end of this release for further details.) The decrease was partly offset by higher securitization revenues.
     Non-interest expenses were $3 million this quarter, a decrease of $55 million from last year and $20 million from last quarter.

     <<
     -------------------------------------------------------------------------
     Items of Note

     For the years
      ended October 31
     (Pre-tax, $ millions)     Q4-2008      Q4-2007  Fiscal-2008  Fiscal-2007
                              ------------------------------------------------
     Valuation Adjustments
       Conduit CDOs(1)            (245)        (115)        (298)        (115)
       Other CDOs(2)              (152)           -         (218)           -
       SIVs/ABCP(3)                (11)         (76)        (107)         (76)
       Other AFS Securities(4)    (217)           -         (217)           -
     Trading Counterparty
       Lehman Brothers(5)         (171)           -         (171)           -
       Other(6)                      -            -          (48)           -
     ALM Hedging(7)               (162)           -         (162)           -
     VISA Inc.
      Restructuring Gain             -          202            -          202
     Sale of Bond Index Business     -           43            -           43
                              ------------------------------------------------
       Total                      (958)          54       (1,221)          54
                              ------------------------------------------------

                              ------------------------------------------------
       Total after tax            (642)          65         (822)          65
                              ------------------------------------------------
                              ------------------------------------------------

                              ------------------------------------------------
       EPS Impact               ($0.65)       $0.07       ($0.82)       $0.07
                              ------------------------------------------------

     (Pre-tax, $ millions)     Q4-2008      Q4-2007  Fiscal-2008  Fiscal-2007
                              ---------------------- ------------ ------------
     Canadian Banking                -          111            -          111
     International Banking        (120)          91         (147)          91
     Scotia Capital               (503)         (92)        (632)         (92)
     Other                        (335)         (56)        (442)         (56)
                              ------------------------------------------------
     Total                        (958)          54       (1,221)          54
                              ------------------------------------------------
                              ------------------------------------------------

     (Pre-tax, $ millions)     Q4-2008      Q4-2007  Fiscal-2008  Fiscal-2007
                              ---------------------- ------------ ------------
     Securities Gains             (592)         (76)        (783)         (76)
     Trading Revenue              (171)        (115)        (219)        (115)
     Net Interest Income          (162)           -         (162)           -
     Other/Other Income            (33)         245          (57)         245
                              ------------------------------------------------
     Total                        (958)          54       (1,221)          54
                              ------------------------------------------------
                              ------------------------------------------------

     -------------------------------------------------------------------------
     >>

     As a result of unprecedented volatility in global financial markets and challenging market conditions in 2008, the Bank incurred charges relating to certain trading activities and valuation adjustments of non-trading assets.
These conditions led to charges of $1,221 million ($822 million after tax) or
$0.82 per share in 2008, and $958 million ($642 million after tax) or $0.65 in the fourth quarter.

     <<
     Valuation Adjustments
     (1) Conduit Collateralized Debt Obligations (CDO): $298 million
         ($166 million after tax) relating to the purchase of certain assets, primarily CDOs from the Bank's U.S. multi-seller conduit, pursuant to the terms of a liquidity asset purchase agreement. This was caused by the widening of credit spreads, coupled with recent credit events in certain previously highly-rated reference assets. The remaining direct CDO exposure in the conduit is nil.
     (2) Other CDOs: $218 million ($176 million after tax) primarily due to a significant increase in credit spreads. The remaining exposure relating to non-trading CDOs is $420 million (US$348 million).
     (3) SIV/ABCP: A mark-to-market writedown of $107 million ($72 million after tax) with respect to the Bank's investments in SIVs and non-bank ABCP subject to the Montreal Accord. This decrease was due mainly to a significant widening of credit spreads and the disruption of the ABCP market in Canada.
     (4) Available-for-sale (AFS) securities: Writedowns of $217 million
         ($150 million after tax) as a result of the ongoing deterioration of economic conditions and volatility in debt and equity markets. This is $45 million after tax higher than the amount noted in the November
         18, 2008 press release.

     Trading counterparty losses
     (5) The Bank incurred a charge in trading revenues related to the bankruptcy of Lehman Brothers of $171 million ($117 million after tax) in the fourth quarter. This loss was due primarily to a failed settlement and the unwinding of trades in a rapidly declining equity market shortly after the bankruptcy.
     (6) The remainder of the losses in this category of $48 million
         ($32 million after tax) related to a valuation adjustment against a swap exposure to a U.S. monoline insurer earlier in the fiscal year.

     Asset/Liability Management (ALM) Hedging
     (7) There were mark-to-market losses of $162 million ($109 million after tax) in the fourth quarter relating to interest rate derivatives used for asset/liability management purposes relating to a specific loan portfolio that do not qualify for hedge accounting.
         This was as a result of a decline in interest rates and is expected to reverse over the average three-year life of the hedges such that no economic loss should occur.

     Share Data
                                                                  As at
     -------------------------------------------------------------------------
                                                             October 31
     (thousands of shares outstanding)                             2008
     -------------------------------------------------------------------------
     Common shares                                              991,924(1)
     -------------------------------------------------------------------------
     Preferred shares Series 12                                  12,000(2)
     Preferred shares Series 13                                  12,000(3)
     Preferred shares Series 14                                  13,800(4)
     Preferred shares Series 15                                  13,800(5)
     Preferred shares Series 16                                  13,800(6)
     Preferred shares Series 17                                   9,200(7)
     Preferred shares Series 18                                  13,800(8)(9)
     Preferred shares Series 20                                  14,000(8)(10)
     Preferred shares Series 22                                  12,000(8)(11)
     -------------------------------------------------------------------------
     Series 2000-1 trust securities issued
      by BNS Capital Trust                                          500(12)
     Series 2002-1 trust securities issued
      by Scotiabank Capital Trust                                   750(13)
     Series 2003-1 trust securities issued
      by Scotiabank Capital Trust                                   750(13)
     Series 2006-1 trust securities issued
      by Scotiabank Capital Trust                                   750(13)
     -------------------------------------------------------------------------
     Scotiabank Trust Subordinated Notes -
      Series A issued by Scotiabank Subordinated Notes Trust      1,000(13)
     -------------------------------------------------------------------------
     Outstanding options granted under the Stock Option
      Plans to purchase common shares                            23,123(1)(14)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     (1)  As at November 19, 2008, the number of outstanding common shares and options were 991,954 and 23,072, respectively. The number of other securities disclosed in this table were unchanged.
     (2)  These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.328125 per share.
     (3)  These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount $0.30 per share.
     (4)  These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.28125 per share.
     (5)  These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.28125 per share.
     (6)  These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.328125 per share except for the initial dividend paid on January 29, 2008, which was in an amount of $0.39195 per share.
     (7)  These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.35 per share except for the initial dividend paid on April 28, 2008, which was in an amount of $0.33753 per share.
     (8)  These preferred shares have conversion features.
     (9)  These shares are entitled to non-cumulative preferential cash dividends payable quarterly. The initial dividend was paid on
          July 29, 2008, in an amount of $0.4315 per share. Dividends, if and when declared, during the initial five year period ending on
          April 25, 2013, will be payable in an amount of $0.3125 per share.
          Subsequent to the initial five year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five year Government of Canada yield plus 2.05%, multiplied by $25.00.
     (10) These shares are entitled to non-cumulative preferential cash dividends payable quarterly. The initial dividend was paid on
          July 29, 2008, in an amount of $0.1678 per share. Dividends, if and when declared, during the initial five year period ending on
          October 25, 2013, will be payable in an amount of $0.3125 per share.
          Subsequent to the initial five year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five year Government of Canada yield plus 1.70%, multiplied by $25.00.
     (11) These shares are entitled to non-cumulative preferential cash dividends payable quarterly. The initial dividend, if and when declared, will be payable on January 28, 2009, in an amount of
          $0.4829 per share. Dividends, if and when declared, during the initial five year period ending on January 25, 2014, will be payable in an amount of $0.3125 per share. Subsequent to the initial five year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five year
          Government of Canada yield plus 1.88%, multiplied by $25.00.
     (12) Reported in capital instrument liabilities in the Consolidated
          Balance Sheet.
     (13) Reported in deposits in the Consolidated Balance Sheet.
     (14) Included are 16,293 stock options with tandem stock appreciation right (SAR) features.

     Consolidated Statement of Income

                                                    For the           For the
                                         three months ended        year ended
     -------------------------------------------------------------------------
                                  October     July  October  October  October
                                       31       31       31       31       31
     (Unaudited) ($ millions)        2008     2008     2007     2008     2007
     -------------------------------------------------------------------------
     Interest income
     Loans                       $  4,321 $  3,888 $  3,668 $ 15,832 $ 13,985
     Securities                     1,054    1,193    1,071    4,615    4,680
     Securities purchased under
      resale agreements               183      170      320      786    1,258
     Deposits with banks              255      249      303    1,083    1,112
     -------------------------------------------------------------------------
                                    5,813    5,500    5,362   22,316   21,035
     -------------------------------------------------------------------------
     Interest expenses
     Deposits                       3,201    2,904    2,968   12,131   10,850
     Subordinated debentures           56       50       23      166      116
     Capital instrument liabilities     9       10       13       37       53
     Other                            606      590      642    2,408    2,918
     -------------------------------------------------------------------------
                                    3,872    3,554    3,646   14,742   13,937
     -------------------------------------------------------------------------
     Net interest income            1,941    1,946    1,716    7,574    7,098
     Provision for credit losses      207      159       95      630      270
     -------------------------------------------------------------------------
     Net interest income after
      provision for credit losses   1,734    1,787    1,621    6,944    6,828
     -------------------------------------------------------------------------
     Other income
     Card revenues                    107      102       92      397      366
     Deposit and payment services     222      225      204      862      817
     Mutual funds                      78       83       78      317      296
     Investment management,
      brokerage and trust services    189      196      185      760      760
     Credit fees                      142      164      126      579      530
     Trading revenues                 (41)     150      (67)     188      450
     Investment banking               189      193      164      716      737
     Net gain (loss) on
      securities, other than
      trading                        (543)      90      148     (374)     488
     Other                            207      225      432      857      948
     -------------------------------------------------------------------------
                                      550    1,428    1,362    4,302    5,392
     -------------------------------------------------------------------------
     Net interest and other income  2,284    3,215    2,983   11,246   12,220
     -------------------------------------------------------------------------
     Non-interest expenses
     Salaries and employee
      benefits                      1,058    1,068      963    4,109    3,983
     Premises and technology          397      368      362    1,451    1,353
     Communications                    89       82       76      326      300
     Advertising and business
      development                      96       77       94      320      311
     Professional                      59       55       81      227      227
     Business and capital taxes        24       40       33      116      143
     Other                            221      199      183      747      677
     -------------------------------------------------------------------------
                                    1,944    1,889    1,792    7,296    6,994
     -------------------------------------------------------------------------
     Income before the undernoted     340    1,326    1,191    3,950    5,226
     Provision for income taxes         2      287      204      691    1,063
     Non-controlling interest in
      net income of subsidiaries       23       29       33      119      118
     -------------------------------------------------------------------------
     Net income                  $    315 $  1,010 $    954 $  3,140 $  4,045
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Preferred dividends paid          32       32       16      107       51
     -------------------------------------------------------------------------
     Net income available to
      common shareholders        $    283 $    978 $    938 $  3,033 $  3,994
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Average number of common
      shares outstanding (millions):
       Basic                          990      989      983      987      989
       Diluted                        994      994      991      993      997
     -------------------------------------------------------------------------
     Earnings per common share
      (in dollars)(1):
       Basic                     $   0.28 $   0.99 $   0.95 $   3.07 $   4.04
       Diluted                   $   0.28 $   0.98 $   0.95 $   3.05 $   4.01
     -------------------------------------------------------------------------
     Dividends per common share
      (in dollars)               $   0.49 $   0.49 $   0.45 $   1.92 $   1.74
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) The calculation of earnings per share is based on full dollar and share amounts.

     See Basis of Presentation below.

     Consolidated Balance Sheet

                                                             As at
     -------------------------------------------------------------------------
                                                October       July    October
                                                     31         31         31
     (Unaudited) ($ millions)                      2008       2008       2007
     -------------------------------------------------------------------------
     Assets
     Cash resources
     Cash and non-interest-bearing deposits
      with banks                              $   2,574  $   2,914  $   2,138
     Interest-bearing deposits with banks        32,318     25,701     23,011
     Precious metals                              2,426      4,281      4,046
     -------------------------------------------------------------------------
                                                 37,318     32,896     29,195
     -------------------------------------------------------------------------
     Securities
     Trading                                     48,292     56,016     59,685
     Available-for-sale                          38,823     34,314     28,426
     Equity accounted investments                   920        853        724
     -------------------------------------------------------------------------
                                                 88,035     91,183     88,835
     -------------------------------------------------------------------------
     Securities purchased under resale
      agreements                                 19,451     17,774     22,542
     -------------------------------------------------------------------------
     Loans
     Residential mortgages                      115,084    113,830    102,154
     Personal and credit cards                   50,719     48,971     41,734
     Business and government                    125,503    111,921     85,500
     -------------------------------------------------------------------------
                                                291,306    274,722    229,388
     Allowance for credit losses                  2,626      2,477      2,241
     -------------------------------------------------------------------------
                                                288,680    272,245    227,147
     -------------------------------------------------------------------------
     Other
     Customers' liability under acceptances      11,969     11,497     11,538
     Derivative instruments                      44,810     23,504     21,960
     Land, buildings and equipment                2,688      2,542      2,271
     Goodwill                                     2,273      2,134      1,134
     Other intangible assets                        282        287        273
     Other assets                                12,119      8,345      6,615
     -------------------------------------------------------------------------
                                                 74,141     48,309     43,791
     -------------------------------------------------------------------------
                                              $ 507,625  $ 462,407  $ 411,510
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Liabilities and shareholders' equity
     Deposits
     Personal                                 $ 118,919  $ 112,872  $ 100,823
     Business and government                    200,566    191,239    161,229
     Banks                                       27,095     28,358     26,406
     -------------------------------------------------------------------------
                                                346,580    332,469    288,458
     -------------------------------------------------------------------------
     Other
     Acceptances                                 11,969     11,497     11,538
     Obligations related to securities sold
      under repurchase agreements                36,506     29,116     28,137
     Obligations related to securities sold
      short                                      11,700     11,765     16,039
     Derivative instruments                      42,811     22,981     24,689
     Other liabilities                           31,063     28,725     21,138
     Non-controlling interest in subsidiaries       502        455        497
     -------------------------------------------------------------------------
                                                134,551    104,539    102,038
     -------------------------------------------------------------------------
     Subordinated debentures                      4,352      3,538      1,710
     -------------------------------------------------------------------------
     Capital instrument liabilities                 500        500        500
     -------------------------------------------------------------------------
     Shareholders' equity
     Capital stock
       Preferred shares                           2,860      2,560      1,635
       Common shares                              3,829      3,728      3,566
     Retained earnings                           18,549     18,784     17,460
     Accumulated other comprehensive income
      (loss)                                     (3,596)    (3,711)    (3,857)
     -------------------------------------------------------------------------
                                                 21,642     21,361     18,804
     -------------------------------------------------------------------------
                                              $ 507,625  $ 462,407  $ 411,510
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     See Basis of Presentation below.

     Consolidated Statement of Changes in Shareholders' Equity

                                                           For the year ended
     -------------------------------------------------------------------------
                                                           October    October
                                                                31         31
     (Unaudited) ($ millions)                                 2008       2007
     -------------------------------------------------------------------------
     Preferred shares
     Balance at beginning of year                        $   1,635  $     600
     Issued                                                  1,225      1,035
     -------------------------------------------------------------------------
     Balance at end of year                                  2,860      1,635
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Common shares
     Balance at beginning of year                            3,566      3,425
     Issued                                                    266        184
     Purchased for cancellation                                 (3)       (43)
     -------------------------------------------------------------------------
     Balance at end of year                                  3,829      3,566
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Retained earnings
     Balance at beginning of year                           17,460     15,843
     Cumulative effect of adopting new accounting
      policies(1)                                                -        (61)
     -------------------------------------------------------------------------
                                                            17,460     15,782
     Net income                                              3,140      4,045
     Dividends:  Preferred                                    (107)       (51)
                 Common                                     (1,896)    (1,720)
     Purchase of shares                                        (37)      (586)
     Other                                                     (11)       (10)
     -------------------------------------------------------------------------
     Balance at end of year                                 18,549     17,460
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Accumulated other comprehensive income (loss)
     Balance at beginning of year                           (3,857)    (2,321)
     Cumulative effect of adopting new accounting policies       -        683
     Other comprehensive income (loss)                         261     (2,219)
     -------------------------------------------------------------------------
     Balance at end of year                                 (3,596)    (3,857)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Total shareholders' equity at end of year           $  21,642  $  18,804
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) Relates to the adoption of new accounting policies related to the financial instruments adopted in the first quarter of 2007.

     See Basis of Presentation below.

     Consolidated Statement of Comprehensive Income

                                          For the three               For the
                                           months ended            year ended
     -------------------------------------------------------------------------
                                     October    October    October    October
                                          31         31         31         31
     (Unaudited) ($ millions)           2008       2007       2008       2007
     -------------------------------------------------------------------------
     Comprehensive income
     Net income                    $     315  $     954  $   3,140  $   4,045
     -------------------------------------------------------------------------
     Other comprehensive income
      (loss), net of income taxes:
       Net change in unrealized
        foreign currency translation
        losses                         1,375     (1,697)     2,368     (2,228)
       Net change in unrealized gains
        (losses) on available-for-sale
        securities                    (1,075)        14     (1,588)       (67)
       Net change in gains (losses)
        on derivative instruments
        designated as cash flow hedges  (185)       (63)      (519)        76
     -------------------------------------------------------------------------
     Other comprehensive income
      (loss)                             115     (1,746)       261     (2,219)
     -------------------------------------------------------------------------
     Comprehensive income (loss)   $     430  $    (792) $   3,401  $   1,826
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     See Basis of Presentation below.

     Condensed Consolidated Statement of Cash Flows

                                          For the three               For the
                                           months ended            year ended
     -------------------------------------------------------------------------
                                     October    October    October    October
     Sources (uses) of cash flows         31         31         31         31
     (Unaudited) ($ millions)           2008       2007       2008       2007
     -------------------------------------------------------------------------
     Cash flows from operating
      activities
     Net income                    $     315  $     954  $   3,140  $   4,045
     Adjustments to determine net
      cash flows from (used in)
      operating activities               504        (86)       928        (57)
     Net accrued interest
      receivable and payable            (187)        88         60         18
     Trading securities                8,741      2,686     13,721        334
     Derivative assets               (16,884)    (7,999)   (15,292)   (13,616)
     Derivative liabilities           15,744     11,438     11,202     14,548
     Other, net                        1,911     (2,891)     6,353     (3,261)
     -------------------------------------------------------------------------
                                      10,144      4,190     20,112      2,011
     -------------------------------------------------------------------------
     Cash flows from financing
      activities
     Deposits                         (1,134)    13,566     28,106     41,746
     Obligations related to
      securities sold under
      repurchase agreements            7,329     (1,964)     6,913     (3,858)
     Obligations related to
      securities sold short             (383)    (4,610)    (5,020)     3,848
     Subordinated debentures issued      950          -      3,144          -
     Subordinated debentures
      redemptions/repayments            (266)         -       (691)      (500)
     Capital instrument liabilities
      redemptions/repayments               -       (250)         -       (250)
     Preferred shares issued             300        345      1,225      1,035
     Common shares issued                 89         20        234        112
     Common shares redeemed/purchased
      for cancellation                   (33)         -        (40)      (629)
     Cash dividends paid                (517)      (458)    (2,003)    (1,771)
     Other, net                       (1,359)      (139)      (101)     3,391
     -------------------------------------------------------------------------
                                       4,976      6,510     31,767     43,124
     -------------------------------------------------------------------------
     Cash flows from investing
      activities
     Interest-bearing deposits
      with banks                      (4,276)    (1,063)   (5,052)     (7,087)
     Securities purchased under
      resale agreements               (1,665)     3,484     3,793       1,897
     Loans, excluding
      securitizations                 (8,860)   (14,094)  (47,483)    (42,028)
     Loan securitizations              2,537        992     5,121       3,756
     Securities, other than trading,
      net                             (2,205)       265    (5,256)       (851)
     Land, buildings and equipment,
      net of disposals                  (210)       (87)     (464)       (317)
     Other, net(1)                      (942)      (271)   (2,399)       (390)
     -------------------------------------------------------------------------
                                     (15,621)   (10,774)  (51,740)    (45,020)
     -------------------------------------------------------------------------
     Effect of exchange rate changes
      on cash and cash equivalents       161       (158)      297        (257)
     -------------------------------------------------------------------------
     Net change in cash and cash
      equivalents                       (340)      (232)      436        (142)
     Cash and cash equivalents at
      beginning of period              2,914      2,370     2,138       2,280
     -------------------------------------------------------------------------
     Cash and cash equivalents at
      end of period(2)             $   2,574  $   2,138  $  2,574  $    2,138
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Cash disbursements made for:
       Interest                    $   3,692  $   2,765  $ 14,544  $   13,625
       Income taxes                $     259  $      69  $  1,212  $      905
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Certain comparative amounts have been reclassified to conform with current period presentation.

     (1) For the three and twelve months ended October 31, 2008, comprises investments in subsidiaries, net of cash and cash equivalents at the date of acquisition of nil and $37, respectively (October 31,
         2007 - $3, and $6, respectively), and net of non-cash consideration of common shares issued from treasury of nil and nil, respectively
         (October 31, 2007 - $21, and $36, respectively).
     (2) Represents cash and non-interest bearing deposits with banks.

     See Basis of Presentation below.
     >>

     Basis of Preparation

     These unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), except for certain required disclosures. Therefore, these consolidated financial statements should be read in conjunction with the Bank's audited consolidated financial statements for the year ended October 31, 2007. The significant accounting policies used in the preparation of these consolidated financial statements are consistent with those used in the 2007 year-end statements, except as described below. Certain comparative amounts have been reclassified to conform with the current period's accounting presentation.

     New Accounting Policies

     Reclassification of Financial Assets

     On October 24, 2008, the CICA issued amendments to the accounting standard on Financial Instruments - Recognition and Measurement. The
amendments permit the reclassification of non-derivative financial assets out of the held-for-trading category under rare circumstances. For the period ended October 31, 2008, the Bank is permitted to retrospectively reclassify items from August 1, 2008. Any future reclassifications would need to be applied prospectively. In accordance with these amendments, the Bank reclassified specified assets out of trading securities to available-for-sale securities effective August 1, 2008. These assets were comprised of $303 million of bond assets and $91 million of preferred shares that were no longer traded in an active market and which management intends to hold for the foreseeable future. If these reclassifications of bond assets and preferred shares had not been made, the Bank would have recorded a pre-tax loss of $26 million and $10 million respectively during the fourth quarter relating to fair value movements on these assets subsequent to August 1, 2008. Due to the reclassifications, these amounts have been recorded in other comprehensive income for the period ended October 31, 2008. As of the reclassification date, the weighted average effective interest rate on the reclassified bond asset portfolio was 4%, with expected recoverable cash flows of $366 million.

     Capital Disclosures

     The CICA has issued a new accounting standard that establishes requirements for Capital Disclosures, effective November 1, 2007. It requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what is considered capital and whether an entity has complied with any capital requirements and consequences of noncompliance with such capital requirements.

     Financial Instruments Disclosures

     The CICA has issued two new accounting standards on Financial Instruments that revise and enhance the current disclosure requirements but do not change the existing presentation requirements for financial instruments. These new standards were effective for the Bank commencing November 1, 2007. The new disclosures provide additional information on the nature and extent of risks arising from financial instruments to which the Bank is exposed and how it manages those risks

     Shareholder and Investor Information

     Direct Deposit Service

     Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association.
To arrange direct deposit service, please write to the Transfer Agent.

     Dividend and Share Purchase Plan

     Scotiabank's dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.
     As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. Debenture holders may apply interest on fully registered Bank subordinated debentures to purchase additional common shares. All administrative costs of the plan are paid by the
Bank.
     For more information on participation in the plan, please contact the
Transfer Agent.

     Dividend Dates for 2009

     Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

     <<
     Record Date        Payment Date
     January 6          January 28
     April 7            April 28
     July 7             July 29
     October 6          October 28
     >>

     Annual Meeting Date for Fiscal 2008

     The Bank's Annual Meeting of Shareholders will be held at the World Trade and Convention Centre in Halifax, Nova Scotia on March 3, 2009. The record date for determining shareholders entitled to receive notice of and to vote at the meeting will be the close of business on January 12, 2009.

     Duplicated Communication

     If your shareholdings are registered under more than one name or address, multiple mailings will result. To eliminate this duplication, please write to the Transfer Agent to combine the accounts.

     World Wide Web Site

     For information relating to Scotiabank and its services, visit us at our
Web site: www.scotiabank.com.

     Conference Call and Web Broadcast

     The quarterly results conference call will take place on December 2,
2008, at 2:00 p.m. EST and is expected to last approximately one hour.
Interested parties are invited to access the call live, in listen-only mode, by telephone, toll free, at 1-800-732-9307 (please call five to 15 minutes in advance). In addition, an audio Webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com.
Following discussion of the results by Scotiabank executives, there will be a question and answer session. Listeners are invited to submit questions by
e-mail to investor.relations(at)scotiabank.com.
     A telephone replay of the conference call will be available from December
2, 2008, to December 16, 2008, by calling (416) 640-1917 and entering the identification code 21288961 followed by the number sign. The archived audio
Webcast will be available on the Bank's Website for three months.

     <<
     General Information

     Information on your shareholdings and dividends may be obtained by writing to the Bank's Transfer Agent:
            Computershare Trust Company of Canada
            100 University Avenue, 9th Floor
            Toronto, Ontario, Canada M5J 2Y1
            Telephone: 1-877-982-8767
            Facsimile: 1-888-453-0330
            Electronic Mail: service(at)computershare.com

     Contact Information

     Investors:
     Financial analysts, portfolio managers and other investors requiring financial information, please contact Investor Relations, Finance
     Department:
            Scotiabank
            Scotia Plaza, 44 King Street West
            Toronto, Ontario, Canada M5H 1H1
            Telephone: (416) 866-5982
            Facsimile: (416) 866-7867
            Electronic Mail: investor.relations(at)scotiabank.com

     Media:
     For other information and for media enquiries, please contact the Public,
     Corporate and Government Affairs Department at the above address.
            Telephone: (416) 866-3925
            Facsimile: (416) 866-4988
            Electronic Mail: corpaff(at)scotiabank.com

     Shareholders:
     For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank's Transfer Agent:
            Computershare Trust Company of Canada
            100 University Avenue, 9th Floor
            Toronto, Ontario, Canada M5J 2Y1
            Telephone: 1-877-982-8767
            Facsimile: 1-888-453-0330
            Electronic Mail: service(at)computershare.com

            Co-Transfer Agent (U.S.A.)
            Computershare Trust Company N.A.
            350 Indiana Street
            Golden, Colorado 80401 U.S.A.
            Telephone: 1-800-962-4284

     For other shareholder enquiries, please contact the Finance Department:
            Scotiabank
            Scotia Plaza, 44 King Street West
            Toronto, Ontario, Canada M5H 1H1
            Telephone: (416) 866-4790
            Facsimile: (416) 866-4048
            Electronic Mail: corporate.secretary(at)scotiabank.com
     >>

     Rapport trimestriel disponible en francais
     Le Rapport annuel et les etats financiers de la Banque sont publies en francais et en anglais et distribues aux actionnaires dans la version de leur choix. Si vous preferez que la documentation vous concernant vous soit adressee en francais, veuillez en informer Relations publiques, Affaires de la societe et Affaires gouvernementales, La Banque de Nouvelle-Ecosse, Scotia
Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l'etiquette d'adresse, afin que nous puissions prendre note du changement.

     The Bank of Nova Scotia is incorporated in Canada with limited liability.

     %SEDAR: 00001289EF          %CIK: 0000009631

     /For further information: Kevin Harraher, Vice-President, Investor
Relations, (416) 866-5982; Frank Switzer, Director, Public Affairs, (416)
866-7238/
     (BNS BNS.)

CO:  Scotiabank - Financial Releases; Scotiabank

CNW 11:49e 02-DEC-08